INVESTOR DISCLOSURE PACKET

RISE OVER RUN LLC

(an Arizona company)

$1,000,000

Promissory Notes

Rise Over Run LLC

c/o Nearby Cactus Family Holdings LLC

524 W Hatcher Rd

Phoenix, Arizona 85021

September 23, 2025

TABLE OF CONTENTS

PURPOSE OF THIS FORM

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Rise Over Run LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Arizona
Date Company Was Formed (from the Company's Certificate of Incorporation)	12/17/2021
Kind of Entity	Limited liability company
Street Address	524 W. Hatcher Road, PHOENIX, AZ 85021
Website Address	https://www.riseoverrunaz.com/

	As of December 31, 2024	**As of December 31, 2023**
Total Assets	$1,143,651	$1,136,387
Cash & Equivalents	$56,387	$38,996
Account Receivable	$0	$0
Short-Term Debt	$7,285	$4,361
Long-Term Debt	$119,993	$122,818
Revenues/Sales	$87,732	$40,797

Cost of Goods Sold	$80,507	$70,268
Taxes Paid	$6,868	$6,419
Net Income	$7.225	$(29,470)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
● If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
● If your Company is a general partnership, include any individual who is a general partner or an officer.
● Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Joseph McCallum	
All positions with the Company and How Long for Each Position	**Position:** Authorized Manager of the Manager, Nearby Cactus Family Holdings LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Founded and managed an investment management firm (Nearby Cactus LLC). Consulted on operations and strategy for a hedge fund training company (Fundamental Edge)	
Principal Occupation During Last Three Years	Investment manager and consultant	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

Person #2

Name	Adam McCallum	
All positions with the Company and How Long for Each Position	**Position:** Authorized Manager of the Manager, Nearby Cactus Family Holdings LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Managed construction and maintenance of Rise Over Run properties. Now serving as project superintendent with 180 Degrees Design + Build.	
Principal Occupation During Last Three Years		

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** 180 Degrees Design + Build	**Business:** Architecture and General Contractor

Person #3

Name	Carolyn McCallum	
All positions with the Company and How Long for Each Position	**Position:** Beneficial Owner	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Retired	
Principal Occupation During Last Three Years	None	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes _X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Joseph McCallum
Name	Adam McCallum
Name	Carolyn McCallum

§227.201(d) – The Company's Business and Business Plan

See Exhibit A, the Business Plan

Highlights

- **Revitalization.** New investment and vitality in a struggling commercial district.
- **Community.** A hub for local creators and neighborhood groups.
- **Return.** Potential for immediate return.
- **Growth opportunity.** Potential for future property acquisition and development.
- **Diverse revenue**. Existing real estate rental revenue plus future taproom operations.
- **Walkable**. Opportunity to create a walkable district in Phoenix.
- **Historic preservation.** Mid-century modern property being added to Historic Property Register.

About the Change

SMALL CHANGE INDEX™



PEOPLE



PROJECT



PLACE

People		Project		Place	
Minority-owned		Business incubator		In an urban metro area	✓
Woman-owned		Renovation	✓	Close to a business district	✓
Diverse workforce		Activates the street	✓	Serves an under-served population	✓
Diverse construction team		Reduced parking		Walking + Biking paradise	✓
Community benefits agreement		Minimal site impact	✓	Access to public transit	
Community equity participation	✓	LEED-rated/Passive house/Net Zero		Close to park or public space	✓
Community ownership model		Alternative energy sources		Fresh food easily accessible	✓

About the Developer

Adam McCallum brings a blend of architectural knowledge and hands-on construction experience to Rise Over Run's development team.[1][2] He has a Master of Architecture from the University of Michigan and a Bachelor of Science in Finance from Arizona State University, Adam combines design sensibility with business acumen that has proven essential to the project's success.

From 2011 to 2021, Adam operated MCM Design LLC, where he specialized in acquiring and remodeling residential properties with a focus on mid-century modern design. His six completed projects in central Phoenix demonstrated his ability to identify design potential, manage complex renovations, and deliver

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[1] https://www.riseoverrunaz.com/about
[2] https://www.linkedin.com/in/adam-mccallum-9727493a/

results that honor architectural integrity while generating returns. Two of his renovated homes were featured on the Modern Phoenix home tours in 2016 and 2019, showcasing his commitment to preserving and celebrating Arizona's modernist heritage.[3][4][5]

Since 2021, Adam has overseen the design and maintenance of Rise Over Run's Sunnyslope properties, including the careful renovation of the 524 West Hatcher building that maintains its mid-century character while adapting it for contemporary use. Currently serving as a project superintendent at 180 Degrees Design + Build since fall 2024, he continues to deepen his construction management and design expertise while applying those skills directly to the Rise Over Run development.

Joe McCallum brings over 20 years of investing and business experience to Rise Over Run's real estate development strategy.[6] As part of the Rise Over Run project, Joe has led the effort to develop community ties, attract tenants and manage financial strategy.

Joe's investment career spanned across asset classes and industries, giving him a diverse perspective on capital allocation and investment analysis. His experience includes senior analyst roles at Steel Canyon Capital, an Arizona hedge fund focused on US equities and distressed debt, and Keeley Asset Management, a Chicago mutual fund manager where he covered REITs among other sectors. Prior roles include private equity and investment banking where he conducted in-depth financial analysis and due diligence for capital markets and M&A transactions.

Since 2021, Joe has been actively deploying family capital across small-scale real estate development projects, public equity strategies and minority investments in private companies. He also helped build Fundamental Edge, a hedge fund analyst training firm, and currently instructs the Applied Value Investing course at Arizona State University.

Joe holds an MBA from the University of Wisconsin-Madison's Applied Security Analysis Program and a BS in Finance from Arizona State University.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for the launch of a taproom and community space business concept, including associated property improvements, and prospective property acquisitions in the Sunnyslope neighborhood of Phoenix, Arizona..

We are trying to raise a maximum of $1,000,000, but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on March 31, 2026 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

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[3] https://modernphoenix.net/hometour/2019/mccallum.htm
[4] https://www.dwell.com/article/ralph-haver-home-phoenix-arizona-real-estate-f170ca6f-9da81af7
[5] https://modernphoenix.net/hometour/2016/payne.htm
[6] https://www.linkedin.com/in/joemccallum/

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $500 increments (e.g., $1,500 or $2,000, but not $1,136). An investor may cancel his or her commitment up until 11:59 PM EST on March 29, 2026 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

The Company is offering Notes to investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in a separate document called the Note Indenture. A copy of the Promissory Note is attached as Exhibit E and the Note Indenture is attached as Exhibit F.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company and the Company is promising to pay you the principal amount plus interest of 8.5% annually, over a 10-year term, calculated from the day that your funds are deposited in the offering bank account. We expect to make quarterly interest payments.

We have created a project budget based on our current assumptions about the Company's performance and the real estate that the Company currently owns (Exhibit H: Project Budget). We anticipate sufficient cash flow to make quarterly interest payments to investors, as offered with Cash flow and profits from all activities, including any profits from sales and rental income, anticipated to net $2,270,065 over the 10-year period.

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the LLC Agreement, for additional detail on how distributions will be made.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
● This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
● Include both full-time and part-time employees.
● Include employees of the Manager.
● Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $100,000. If we have not raised at least the target amount by 11:59 PM EST on March 31, 2026 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Cost of Construction	$98,000
Small Change success fee	$2,000
TOTAL	**$100,000**

If we raise the maximum goal of $1,000,000:

Use of Money	How Much (approximately)
Cost of Construction	$250,000
Purchase of Property	$685,000
Small Change success fee	$65,000
TOTAL	**$1,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Offering Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on the Small Change. See also the Investment Agreement attached, EXHIBIT C: Reg CF Investment Agreement.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy a $1,000 Note you will pay $1,000.

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project will generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The Company is offering Notes to investors. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are set forth in a separate document called the Note Indenture. A copy of the Promissory Note is attached as Exhibit E and the Note Indenture is attached as Exhibit F.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company you will have the right to be repaid even if the Company fails. However, that right does not guaranty repayment, especially if the company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company. Additionally, there will not be any guaranty of repayment from any person other than the Company.

Your Right to Payments under the Note

Each investor will be electronically issued a promissory note by the Company, promising to pay the investor the principal amount plus interest of 8.5% annually, over a 10-year term. Unless specifically requested in writing by any investor, investors will not receive an original, "hard copy" promissory note. Interest-only payments will be made on a quarterly basis and are expected to begin no later than six (6) months after promissory notes are issued, at the close of this offering. Until then, interest earned will accrue calculated from the day that each investor's funds are deposited in the offering bank account. The value of each promissory note will be repaid when the notes expire at the end of ten years.

See Exhibit E: Promissory Note and Exhibit F: Note Indenture for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Notes may not be modified or amended. However, the terms of the Note Indenture may be modified or amended with the consent of Investors holding 67% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Other than the LLC Interests evidenced by the Operating Agreement, the Company currently has no other classes of securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Carolyn McCallum is the Trustee of the Carolyn McCallum Living Trust dated May 1st, 2017. This trust is the sole member and owner of Nearby Cactus Family Holdings, LLC, which in turn owns 78.1% of Rise Over Run LLC.

Nearby Cactus Family Holdings, LLC ("NCFH"), formed in Arizona on January 1st, 2021, is the manager and majority owner of the Company.

The Carolyn McCallum Living Trust owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Ms. McCallum effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company, and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager could do a bad job running the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on the terms of any lease, which affects the profitability of the project.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $1,000 Note is being valued at $1,000.

The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $10,000 (including a $5,000 credit towards the success fee); plus

A success fee equal to 7%.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
KS State Bank	$121,926.59	8.09%	7/28/2048	

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. We do not have any additional trade debt.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

The Company has not conducted an offering of securities at any time within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Construction management	1/16/2024	Adam McCallum	Manager of the Manager	$15,000

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Arizona Limited liability company Act on December 17, 2021. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit F.

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called Crowdcheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.riseoverrunaz.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in Exhibit C: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not "test the waters."

EXHIBIT A: BUSINESS PLAN

RISE OVER RUN

When my brother and I acquired the building at 524 West Hatcher Road in 2021, we thought it would be an interesting side project that could lead to small follow-on acquisitions in the future. Both of us knew Sunnyslope well enough, having grown up in Moon Valley just to the north and both of us living in the surrounding neighborhoods at the time. But we hadn't yet fully grasped the character, history and potential of the area. I moved to the heart of Sunnyslope in late 2022 and immediately felt more at home than ever.

A few years later, after plenty of lessons learned, I believe Sunnyslope is at an inflection point. The anecdotal evidence is obvious to me: young professionals and creatives are moving here, fixing up houses and then spending their money dining, shopping and working in other neighborhoods. Our more affluent neighbors drive right through Sunnyslope to spend their money elsewhere.

Sunnyslope simply does not have sufficient retail development to be the destination that it should be.

Sunnyslope's location, natural beauty and community of creatives make it a natural location for hip restaurants, boutiques and services. If that development materializes, it could drive even more demand for local housing, opening the path to infill multi-family development.

We formed Rise Over Run LLC to build a portfolio of projects that support our belief in Sunnyslope. This is the company you will be investing in.

– Joe McCallum, manager of Rise Over Run LLC

TERM SHEET SUMMARY

- **Promissory notes**
  - Interest rate: 8.5% per annum
  - Payment frequency: Quarterly
  - Maturity: 10 years / balloon payment
  - Minimum investment: $1,000

- **Total note issuance**
  - Minimum: $100,000
  - Maximum: $1,000,000
  - Supported by up to $150,000 of new cash from sponsor

- **Uses of proceeds**
  - Taproom build out
  - Future property acquisitions

- **Structure**
  - Borrower: Rise Over Run LLC
  - Security: Corporate guarantee
  - Seniority:
    - subordinated to 1st lien bank financing
    - senior to owner's new cash infusion

INVESTMENT HIGHLIGHTS

We are seeking capital to build out a taproom and community space in one of our existing properties and to fund future property acquisitions.

- Anchored by ownership of two retail properties on Hatcher Road, including one that is fully-leased and generating cash flow.
- Hyper-local sponsor/developer with strong connections to business and arts communities in Sunnyslope.
- City- and community-support:
  - City of Phoenix adaptive reuse program participant
  - Special zoning overlay district aligned with Rise Over Run objectives
  - Support of engaged small business advocacy group (Hatcher Urban Businesses)
- Significant spending leakage: $200M+ in nearby dining establishment spending up for grabs (see market analysis presentation)
- Phased growth strategy: starts with community-focused retail demand leading to future infill residential opportunities.



THE CASE FOR SUNNYSLOPE

Since Rise Over Run made its initial investment in Sunnyslope in 2021, the team has been studying the neighborhood using both qualitative and quantitative methods. We believe Sunnyslope has investment appeal base on the following beliefs:

- Sunnyslope is an **affordable centrally-located** Phoenix, AZ neighborhood with latent demand for more commercial and residential investment.

- Young professionals have been moving to Sunnyslope, attracted by the affordable yet charming housing stock, the central location, and access to the Phoenix Mountain Preserve.

- However, commercial and residential investment in Sunnyslope has **lagged other growth areas in Phoenix.**

- But Sunnyslope, and Hatcher Road in particular, is **buildable!** Land use in the area favors commercial and high-density residential, whereas the surrounding neighborhoods are predominately zoned for single family homes.

- **A hip retail district on Hatcher Road, which we are attempting to build, has potential to solidify Sunnyslope as a destination and catalyze significant investment opportunities.**

See the market analysis PDF for further information.

SUNNYSLOPE
Phoenix Mountain
2604 ft
Paradise Valley
Peoria
Deer Valley
Glendale
Phoenix
Scottsdale
Tempe
Phoenix Sky Harbor International Airport
W Beardsley Rd
W Union Hills Dr
W Greenway Rd
W Thunderbird Rd
W Cactus Rd
W Peoria Ave
W Dunlap Ave
W Northern Ave
W Indian School Rd
E Thunderbird Rd
E Cactus Rd
E Shea Blvd
E Lincoln Dr
E Camelback Rd
E Thomas Rd
N 75th Ave
N 51st Ave
N 43rd Ave
N 83rd Ave
N 7th St
N 7th Ave
N 16th St
N 24th St
N 32nd St
N 44th St
Cap Canal
Loop 202
101
17
10
202

OUR PLAN

<u>In progress</u>
Retail activation of our two current properties

- **524 West Hatcher Rd.** This is our anchor property on Hatcher Road, which we are planning to re-open as a craft beer/wine bar and community space. *See our taproom business plan presentation included in our listing.*
- **509 West Hatcher Rd.** This property is currently fully leased and operating. It has a coffee shop, artist studio and florist.

<u>2nd phase</u>
Accumulate vacant and/or underused property on Hatcher Road between Central and 7th Aves.

- Rise Over Run intends to make future acquisitions of properties in Sunnyslope with the intent of forming a vibrant commercial hub. *See our market analysis presentation included in our listing.*
- Some of the target properties can be quickly re-positioned for retail use that aligns with the overall objective. Others will be longer-term holds with mixed use potential.

<u>Expansion phase</u>
With a commercial core established on Hatcher Road, there will be significant opportunities to **develop high density housing** in core Sunnyslope and along Cave Creek Road.

CURRENT PROPERTIES

524 W Hatcher Rd
Acquired: 2021
Size: 3,500sf (20,070sf lot)
Zoning: C-2



Built in 1960 as Pedro's Mexican Restaurant, this property was home to a handful of diners until 2011. Upon acquisition, we renovated the building and helped establish Eye Opener, a modern vintage furniture and art showroom. That business closed at the end of 2024 when we parted ways with the operators.

Plans are underway to open a taproom and community space concept which will use the name Rise Over Run.

The City of Phoenix's historic preservation office is in the process of recognizing the property's architectural significance.

509 W Hatcher Rd
Acquired: 2022
Size: 3,000sf (9,417sf lot)
Zoning: C-2

We acquired this property from a lender that had foreclosed on it. Our intent has been to curate a selection of tenants that, in coordination with 524 W Hatcher, help create the initial "destination" on Hatcher Road. Our renovation stripped back previous finishes to reveal exposed wood ceilings and original concrete floors.

The property has 4 small suites (2 have been combined). Current tenants include a coffee shop (Beal Beans), an artist studio/gallery (Andy Brown) and a florist (Stem Swag).






TAPROOM PLAN

Rise Over Run (RoR) is envisioned as a multi-purpose Arizona-focused concept featuring a craft beer bar, serving both on-premise and to-go, with a light food menu. That will be complemented by local wine, food trucks and event programming.

Rise Over Run intends to work closely with Arizona breweries to showcase their products and brands. Most taprooms go for breadth of offerings—dozens of options with only 1-2 products from each producer. We plan to work with a limited number of producers, giving them space to display their brands, offer specialty/limited-run beers and even sell their own merchandise.

We intend to make the most of the space by bringing in food trucks and hosting local vendors.

Sunnyslope is known for its art and design community. Rise Over Run can help foster this community by hosting art exhibitions, classes, artisan markets and more.

RISE OVER RUN TEAM



Joe McCallum has over twenty years of experience conducting financial analysis across public equity, private equity and real estate. In addition to leading the Rise Over Run effort, he also teaches Applied Value Investing at ASU. Joe has a BS from ASU and an MBA from the University of Wisconsin-Madison.

joe@riseoverrunaz.com
650-575-4311





Adam McCallum has fifteen years of experience in design, construction and real estate investing. His work has been featured on the Modern Phoenix home tour and on Dwell.com. He currently works at 180 Degrees Design + Build. Adam has a BS from ASU and a Master of Architecture from the University of Michigan.

adam.mccallum@gmail.com
623-385-9968



THE CASE FOR SUNNYSLOPE

Since Rise Over Run made its initial investment in Sunnyslope in 2021, the team has been studying the neighborhood using both qualitative and quantitative methods. We believe Sunnyslope has investment appeal base on the following beliefs:

- Sunnyslope is an **affordable centrally-located** Phoenix, AZ neighborhood with latent demand for more commercial and residential investment.

- Young professionals have been moving to Sunnyslope, attracted by the affordable yet charming housing stock, the central location, and access to the Phoenix Mountain Preserve.

- However, commercial and residential investment in Sunnyslope has **lagged other growth areas in Phoenix.**

- But Sunnyslope, and Hatcher Road in particular, is **buildable!** Land use in the area favors commercial and high-density residential, whereas the surrounding neighborhoods are predominately zoned for single family homes.

- **A hip retail district on Hatcher Road, which we are attempting to build, has potential to solidify Sunnyslope as a destination and catalyze significant investment opportunities.**

See the market analysis PDF for further information.

SUNNYSLOPE
Phoenix Mountain
2604 ft
Peoria
Glendale
Deer Valley
Phoenix
Paradise Valley
Scottsdale
Tempe
Phoenix Sky Harbor International Airport
W Beardsley Rd
W Union Hills Dr
W Greenway Rd
W Thunderbird Rd
W Cactus Rd
W Peoria Ave
W Dunlap Ave
W Northern Ave
W Indian School Rd
E Thunderbird Rd
E Cactus Rd
E Shea Blvd
E Lincoln Dr
E Camelback Rd
E Thomas Rd
N 75th Ave
N 51st Ave
N 43rd Ave
N 83rd Ave
N 7th St
N 7th Ave
N 16th St
N 24th St
N 32nd St
N 44th St
Cap Canal
Loop 202
101
17
10
202

ZONING OVERLAY

HATCHER ROAD OVERLAY ZONING DISTRICT

In 2008, the City approved a special purpose zoning district covering the area along Hatcher Road from 7th St to 7th Ave. This process was initiated by a local business coalition in 2004 with the goal of promoting Hatcher Road as a **"pedestrian-friendly residential and commercial destination."**

More information can be found in the City's explanatory brochure[1] and in the municipal code (see footnote slide).[2]



C-2
HATCHER ROAD
C-2
R-5
CAROL AV
MISSION LN
7TH AV
3rd AV
DUNLAP AV
CENTRAL AV
3rd ST
7TH ST
Hatcher Road Overlay
C-2 Zoning
R-5 Zoning
0 100 200 400
Feet



48' Max Height
12'
Additional 12' setback for sidewalk cafes, plazas, outdoor display, etc
Street trees provide much of the required shade
6'
Landscape strip
8'
Ample Sidewalk

Note: figure is for illustration purposes only and does not represent actual or planned development along Hatcher Road.

Some specific objectives include:

- Promote a mix of residential, commercial, office and civic development in a pedestrian-friendly setting.
- Encourage mixed-use development for new and redevelopment parcels, utilizing a building's second floor and above for office and residential uses.
- **Encourage economic development by establishing Hatcher Road as a shopping and dining destination for the rest of the City.**
- Encourage shared parking for multiple-uses on a single or multiple parcels.
- Create an attractive and cohesive streetscape that enhances pedestrian safety and shade along Hatcher Road.

To date, the HRO district has not fostered the hoped-for objectives. Thankfully, it has likely forestalled further light industrial and social services development.

FUTURE DEVELOPMENT

ACQUISITION TARGETS

A key part of our strategy is to accumulate adjacent properties along the Hatcher Road corridor. A number of key properties are currently for sale or approaching a transition point. The map below highlights the key clusters of properties that combine location, building stock and availability.



225-307 W Hatcher Rd

Keystone property for ground-up mixed-use development

Size: 1.25 acres

Price: $1.2 million

Zoning: C-2

This site was previously a 14,000sf drive-thru liquor store and office/retail center. The owner prematurely demolished all but 2,000sf and has been cited for blight and other issues repeatedly. The same owner owns the hill to the southwest, which is zoned residential but likely unbuildable.

This property has the potential to be the key asset in a district development strategy. It could be activated quickly as a food truck/beer garden or farmer's market. Longer-term it's an ideal site for a mixed-use, multi-story new build.

FUTURE DEVELOPMENT

CAVE CREEK CORRIDOR

Nestled between the eastern side of the North Mountain foothills and Stony Mountain, Cave Creek Road is a scenic transition from Sunnyslope/central Phoenix to northeast Phoenix, Paradise Valley and Scottsdale. It sees average daily traffic of 19-30,000 vehicles (see market analysis presentation).

Despite the location and scenery, the street is filled with used car dealers, repair shops, landscape supply yards and self-storage. These businesses are increasingly closing or have excess real estate.

Success in creating a bustling commercial district along Hatcher Road could spur demand for more housing. Cave Creek Road is the obvious corridor for further multi-family development.

A developer is in permitting stages for a 240-unit apartment building at Cave Creek & Peoria.[1]



Home Depot

Pointe Tapatio Resort

CACTUS RD

N 24TH ST

N CAVE CREEK RD

E PEORIA AVE

E MOUNTAIN VIEW RD

E HATCHER RD

CAVE CREEK RD

CHALLENGES

Homelessness

Sunnyslope's most visible challenge is the concentration of unsheltered residents clustered around 7th St & Hatcher and along the stretch of Hatcher west of 7th Ave. Although Maricopa County's 2024 Point-in-Time[1] count showed a modest county-wide dip, the "Central" sub-region that includes Sunnyslope still recorded a 13% jump in unsheltered homelessness since 2020, underscoring how displacement from downtown encampments is rippling northward.

The neighborhood hosts several service centers including a heat relief lobby at City Family Services Center and a 36-unit shelter managed by CASS. The long-running St. Vincent de Paul dining hall that once anchored daily foot traffic shut its doors in February 2024 due to neighborhood complaints of mismanagement[2].

Homelessness and related drug abuse problems are hardly unique to Sunnyslope. The City and community groups are active in addressing complaints but this is a stubborn problem. Activation of more properties along Hatcher Road will be the most effective deterrent.

Absentee Landlords & Vacant Properties

Inattentive property owners have made the neighborhood's homelessness problem worse than it needs to be. Some of these owners are out-of-state and lack sufficient local resources to properly monitor or develop their properties. Others are simply retired individuals without specific plans to develop, use or sell their properties.

The City is active in citing owners for blight, but that process can be slow to generate results. Some properties are likely to remain vacant/underused until their owners pass down their properties to children.

CHALLENGES

Perception

The stubborn problem of homelessness and decades of Sunnyslope's relatively lower socioeconomic status has generated a negative perception in many people's minds. Sunnyslope is associated with crime and blight. But it is also associated with art, architecture and nature. Those who visit more tend to appreciate the positive aspects of the neighborhood. Visible neighborhood progress can go a long way to rehabilitating Sunnyslope's image.

Mitigants

The two biggest forces fighting for improvement in Sunnyslope are the Hatcher Urban Business (HUB) group and dedicated City of Phoenix employees. The HUB holds monthly meetings, community mixers and plans the annual holiday market/parade. And it holds influence with stakeholders in the community. HUB members played a major role in convincing St. Vincent de Paul that its facility was incompetently managed, for example.

The City is also a positive force. In addition to the Hatcher Road Overlay, the City has offered support to the HUB and private developers via a number of channels (Adaptive Reuse, Arts & Culture grants, Community & Economic Development support). Sunnyslope's councilwoman, Debra Stark, is a former Maricopa county planner and understands the needs of private investors. She and her staff have been strong advocates for local businesses.

SUNNYSLOPE CONTEXT





SUNNYSLOPE CONTEXT

NEIGHBORHOOD HISTORY[1]

Unlike the lucky neighbors to the south of the Arizona Canal, Sunnyslope does not receive irrigation and therefore it's founding was not rooted in agriculture. Instead the dry desert climate attracted tuberculosis patients looking for a place to heal. They lived in tents and small cottages along the edge of North Mountain. At the time, Sunnyslope was on the outer reaches of Phoenix (it would remain unincorporated until 1959). In 1927, the Desert Mission was founded to serve the Sunnyslope convalescents.

The Desert Mission evolved to became the John C. Lincoln hospital (now part of HonorHealth). The 239-bed, Level 1 trauma center is the core economic driver of the neighborhood.

THE DESERT MISSION
A new half-million dollar mission project, sponsored by the Presbyterian Church of the U.S.A. and the Phoenix Community Chest, serving a colony of sick and their families, coming from all sections of the country. The mission includes a Chapel, Nursery, Occupational Therapy Building, Clinic, Recreational Hall and Library.

SUNNYSLOPE CONTEXT

The North Mountain segment of the **Phoenix Mountain Preserve** boasts over 20 miles of groomed trails, served by several key trailheads including North Mountain Visitor Center and Shaw Butte Trailhead. Altogether, the broader Phoenix Mountain Preserve contains more than 50 miles of interconnected trails across multiple peaks and valleys, stretching across urban Phoenix[1].

City of Phoenix
Phoenix Mountains Preserve

Trails range in length from short half-mile loops to longer circuits exceeding five miles, providing ample options for hiking, running, or mountain biking. Trail 100, one of the preserve's crown jewels, cuts east-west across the entire preserve, allowing hikers to traverse seamlessly from Shaw Butte on the west all the way to the preserve's eastern reaches on Tatum Road.



North Mountain and Shaw Butte Preserves
2133 ft
North Mountain Preserve
North Mountain Flood Detention Dam Number Two A
Trail 101
North Mountain
N 7th St
West Park Dam
East Park Dam
Maricopa Area 3
W Peoria Ave
W North Ln
W Cheryl Dr
W Vogel Ave
N 13th Ave
N 11th Ave
N 9th Ave
N 5th Ave
N 4th Ave
N 3rd Dr
N 3rd St
E Vogel Ave
W Hatcher Rd
Hatcher Road Overlay
E Hatcher Rd

SUNNYSLOPE CONTEXT

SUNNYSLOPE HIGH SCHOOL

Opened in 1953 on West Dunlap, Sunnyslope High enrolls roughly 2,200 students and regularly lands on U.S. News "best public-school" lists—ranking #27 out of 650 Arizona high schools for 2025[1]. The school underwent a 156,000 square foot expansion that wrapped up in 2023.





1 studio
Lynn Smith
Painting, Ceramics
@NLynnSmith5

11 studio
David Lloyd Bradley
Ceramics
DavidBradleyArt.com

SUNNYSLOPE STUDIO TOUR

Coming up on its 8th year, the two-day Sunnyslope Studio Tour invites visitors into more than a dozen home studios. It features over 25 artists including painters, ceramicists, jewelers and mixed-media artists.

See more at www.sunnyslopestudiotour.com.



SLOPE HOLIDAY MARKET & PARADE

Heading into its 4th year, this marquee event is a collaboration between Hatcher Urban Businesses (HUB), the City of Phoenix, HonorHealth and other sponsors. The highlight is a community parade featuring floats made by neighborhood associations, city employees, small businesses and more. The market features over 50 food and art vendors plus a beer garden, petting zoo and Santa. The city facilitates closing Hatcher Road from Central to 7th Ave for the event. See more at www.slopeholidaymarket.org.



SLOPE HOLIDAY
MARKET+PARADE

EAST SUNNYSLOPE
NEIGHBORHOOD ASSOCIATION
AND BLOCK WATCH
ney Rachel M

BARBER &

SUNNYSLOPE CONTEXT

RECENT RENOVATION ACTIVITY

Before/after photos of recent renovation activity on/near Hatcher Road.







Office/shop remodel
Owner: Symmetry Construction, a high-end custom home builder.
118 W Hatcher Rd.

Office/shop remodel
Owner: Paradigm Shift, modern design-build firm. Includes a small suite leased to a beauty/wellness tenant.
412 W Hatcher Rd.

Residence at 9406 N 3rd Dr

SUNNYSLOPE CONTEXT

While Sunnyslope has an overall deficit of dining options, it has managed to support a handful of hip restaurants. Unfortunately, these have been dispersed on Central Ave and 7th St rather than coming together to form a common destination. However, the success of these ventures shows the potential for further development.

SUSHI FRIEND
8727 N Central Ave
- "In the heart of the Sunnyslope neighborhood in Phoenix, Sushi Friend is arguably a low-key star in the national sushi scene." - New Times.[1]
- #3 on Yelp's Top 10 U.S. Sushi Spots 2023



LITTLE MISS BBQ
8901 N 7th St
- Award-winning BBQ restaurant.[2]
- Adaptive reuse of a former mid-century modern bank branch.



FOOTNOTES

SLIDE 2: HATCHER ROAD OVERLAY

1. Overlay brochure: https://www.phoenix.gov/content/dam/phoenix/pddsite/documents/planning-zoning-pz/pdd_pz_pdf_00126.pdf
2. Municipal code section: https://phoenix.municipal.codes/ZO/672

SLIDE 4: FUTURE DEVELOPMENT

1. 240-unit Apartment Community Planned for Sunnyslope: https://azbex.com/planning-development/240-unit-apartment-community-planned-for-sunnyslope/

SLIDE 5: CHALLENGES

1. Point-In-Time Homelessness Count: https://azmag.gov/Programs/Homelessness/Data/Point-In-Time-Homelessness-Count
2. St. Vincent de Paul's Sunnyslope location set to permanently close: https://www.azfamily.com/2024/02/21/long-time-phoenix-dining-hall-permanently-close/

SLIDE 8: HISTORY

1. The history of Sunnyslope: https://sunnyslopehistoricalsociety.org/brief-history-of-sunnyslope/

SLIDE 9: NORTH MOUNTAIN

1. Park website: https://www.phoenix.gov/administration/departments/parks/activities-facilities/trails/piestewa-peak-dreamy-draw.html

SLIDE 10: HIGH SCHOOL / MISC

1. Sunnyslope HS ranking: https://www.usnews.com/education/best-high-schools/arizona/districts/glendale-union-high-school-district/sunnyslope-high-school-979

SLIDE 12: RESTAURANTS

1. Sushi Friend: https://www.phoenixnewtimes.com/restaurants/sushi-friend-phoenix-casual-sushi-21352739
2. Little Miss BBQ: https://littlemissbbq.com/about-us

13



TAPROOM PLAN

Rise Over Run (RoR) is envisioned as a multi-purpose Arizona-focused concept featuring a craft beer bar, serving both on-premise and to-go, with a light food menu. That will be complemented by local wine, food trucks and event programming.

Rise Over Run intends to work closely with Arizona breweries to showcase their products and brands. Most taprooms go for breadth of offerings—dozens of options with only 1-2 products from each producer. We plan to work with a limited number of producers, giving them space to display their brands, offer specialty/limited-run beers and even sell their own merchandise.

We intend to make the most of the space by bringing in food trucks and hosting local vendors.

Sunnyslope is known for its art and design community. Rise Over Run can help foster this community by hosting art exhibitions, classes, artisan markets and more.

CURRENT STATUS

PROGRESS AS OF SEPTEMBER 2025

- Held preapplication site plan review with City of Phoenix in June. Clarified parking and setback requirements.
- Accepted into adaptive reuse program. Includes $7,000 worth of permit credit and guidance.
- Hired 61st Place Architects, a firm with significant restaurant experience.
- Hired a General Manager who has worked as a beer/wine buyer for two local taprooms. He also has ties to the Sunnyslope neighborhood.
- Bank loan has been approved and in the process of closing.
- Engaged prominent Tucson-based taproom operators as consultants.

ANTICIPATED TIMELINE

- Zoning variance for landscape setback by end of 2025
- Building permit early 2026
- Taproom opening mid/late 2026

PRELIMINARY FLOOR PLAN



back of house
wine shop
beer coolers
cooler/ taps
hallway
bar
event / flex space
merch
vendor popup
vendor popup
vendor popup
outdoor seating
FLOOR PLAN

GENERAL MANAGER



Ryan Reid has been working in beer for over a decade, starting with macro beer at the Coors Brewery in Golden, Colorado before moving back home to Arizona to learn about craft beer at a small neighborhood brewery. After earning his CBS from the Cicerone Certification Program, Ryan broadened his experience and expertise while building a wine program at The Whining Pig Beer and Wine Bar in North Scottsdale. Since April of 2021 Ryan has closely followed craft beer and wine market trends as the buyer for The Theodore Craft Beer and Wine Bar on Roosevelt Row in downtown Phoenix. Through his work in the hub of the downtown hospitality industry, Ryan has cultivated relationships with trendsetters and creative minds on the cutting edge of craft food and beverage, and has put his own stamp on the burgeoning palate of Arizona's craft beverage scene.

MISSION STATEMENT & TARGET CUSTOMERS

MISSION STATEMENT

Rise Over Run aspires to be more than just a beer bar. Beer is the core of our intended menu, but we hope this establishment becomes the cultural hub of Sunnyslope. Our greater ambition is to be the answer to the question, **"Where should I go for great Arizona _____ ?"** Whether that blank is "beer" or "art" or "culture," we aspire to make Rise Over Run and Sunnyslope the answer. If we succeed, we'll bring in customers from around the Phoenix MSA, including tourists.

TARGET CUSTOMERS

- **Young professionals in Sunnyslope:** A demographic drawn to experiences that combine quality and authenticity. We've observed via community engagement and the experience of our coffee shop tenant, that this demographic is attracted to Sunnyslope, due to its relative affordability, central location, proximity to the mountain preserve and artsy reputation.
- **Beer enthusiasts:** Consumers who actively seek unique beer offerings and are willing to pay a premium for quality. We are also targeting fans of breweries outside of Phoenix who want to access their favorites in town.
- **Art and local enthusiasts:** Our emphasis on local producers and artists is meant to encourage support for Arizona culture and attract those who share that enthusiasm. We'll engage with organizations like Local First Arizona, Artlink and Modern Phoenix.
- **Engaged Sunnyslope residents:** Community members interested in a welcoming space for socializing and entertainment, especially those who are part of the arts scene or otherwise engaged in community activities.
- **Tourists:** Visitors who value local experiences and craft beer as part of their travel plans.

BUDGET



PRELIMINARY BUDGET

CONSTRUCTION/STARTUP COSTS	$amt	description
plans and permits	80,000	architects, engineering, permits
hard costs	420,000	patio, MP&E, fire sprinklers, FF&E
licenses and legal	50,000	series 07 license plus legal/consulting
marketing and branding	20,000	branding, social media, PR, website design
inventory	25,000	initial supply purchases
operating loss buffer	100,000	projected year 1 losses
total	695,000	

CAPITAL ASSUMPTIONS

FINANCING

sources		uses	
Rise Over Run LLC cash	25,000	bank loan repayment	122,000
owner subordinate note	125,000	construction/startup	695,000
Small Change notes	150,000	fees	12,000
debt financing	600,000	reserves (plug)	71,000
total sources	900,000	total uses	900,000

financing assumptions		
preferred equity coupon	8.5%	
preferred annual dividend	$10,625	tied to cash flow availability
Small Change note	8.5%	
Small Change annual interest exp	$12,750	assume closing month 6
bank financing		
rate	7.8%	
fees	2.0%	
interest only period (months)	12	
interest only payment/month	3,900.0	
amortization start	1	year
amortization term	25	years
monthly payment	$4,552	

NOTES ON BUDGET

- Construction budget is preliminary and no contractor bids have been solicited.
- Estimates are based on discussions with other real estate developers and taproom owners.

NOTES ON CAPITAL

- To the extent that the Small Change fundraise exceeds $150,000, additional proceeds will either offset owner preferred equity or be allocated to future investments (see slide later in presentation).
- Bank financing is based on the preferred term sheet as of the timing of writing. The underwriting process is in progress.



FINANCIAL ESTIMATES

PRO FORMA FINANCIAL SUMMARY

P&L SUMMARY	target scenario					upside scenario			downside scenario		
	year 1*	year 2	year 3	year 5	year 10	year 1	year 2	year 3	year 1	year 2	year 3
taproom revenue	47,250	677,250	774,900	814,129	921,113	60,000	860,000	984,000	36,000	516,000	590,400
ancillary revenue	2,963	42,463	44,209	47,935	58,773	3,225	46,225	48,106	2,700	38,700	40,313
total revenue	50,213	719,713	819,109	862,064	979,886	63,225	906,225	1,032,106	38,700	554,700	630,713
costs of goods sold	(19,923)	(284,923)	(324,819)	(341,713)	(387,987)	(25,273)	(361,598)	(412,427)	(15,201)	(217,257)	(247,520)
gross profit	30,290	434,789	494,290	520,352	591,899	37,952	544,627	619,679	23,499	337,443	383,192
operating expenses	(117,610)	(269,640)	(276,192)	(289,783)	(326,789)	(119,048)	(286,890)	(293,874)	(111,860)	(200,640)	(205,467)
occupancy costs	(6,013)	(46,150)	(67,804)	(71,236)	(80,597)	(6,013)	(46,150)	(67,804)	(6,013)	(46,150)	(67,804)
operating income	(93,333)	118,999	150,294	159,332	184,513	(87,108)	211,587	258,002	(94,374)	90,653	109,921
debt service	(34,738)	(64,112)	(77,995)	(77,995)	(77,995)	(34,738)	(64,112)	(77,995)	(34,738)	(64,112)	(77,995)
operating income / debt service	(2.7x)	1.9x	1.9x	2.0x	2.4x	(2.5x)	3.3x	3.3x	(2.7x)	1.4x	1.4x

*Note: year 1 includes 9 months of no revenue during build out

NOTES

- Target scenario assumes $18 average ticket, 140 daily customers and 300 operating days per year. The result is $216 of sales per square foot. This is well below the industry estimate of $360/sf from Small Batch Standard.
- Upside scenario assumes sales of $274/sf.
- The downside scenario targets a minimum debt service coverage ratio of 1.3x; equates to $165/sf in revenue.
- Other assumptions are based on industry contacts, real estate broker intelligence and actual utility expenses.
- Ancillary revenue includes revenue share from food vendors, event fees and consigned merchandise sales.
- NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.

COMPETITIVE ANALYSIS

SUNNYSLOPE COMPETITION

name	address / distance from RoR	offering	Competitor advantage	RoR advantage
OHSO Sunnyslope	8525 N Central Ave / 1.2 miles	Full menu & in-house beer	Capacity, outdoor space, established operator	Beer variety and cultural programming
North Mountain Brewing	522 E Dunlap Ave / 1.2 miles	Full menu & in-house beer	Neighborhood history and loyalty	Beer variety and cultural programming
1227 Taproom	1227 E Northern Ave / 2.8 miles	Large craft beer selection + food trucks	Loyal following, elevated beer curation	AZ focus and cultural programming
Butler's Easy	8375 N 7th St / 1.8 miles	Cocktail bar	Full liquor offering	Ambience, day-time hours
Driftwoods Sports Grill	9832 N 7th St / 1.3 miles	Full menu & bar	7th St location, outdoor space	Character, beer quality, cultural programming


POINTE RESORT CONDO AT TAPATIO CLIFFS
RONWOOD PLACE
Driftwoods
OCOTILLO HILLS
NORTH CENTRAL HEIGHTS
TENGEN PLACE
THILL ACRES
RISE OVER RUN
Cave Creek Rd
W Dunlap Ave
E Dunlap
North Mtn Brewing
N 12th
SUNNYSLOPE
CASAS DEL NORTE
TURNCREST
SANDS TERRACE
OHSO
Butler's Easy
BUTLER TERRACE
NEW NORTHTOWN
FOOTHILL TERRACE
NORTH CENTRAL
W Northern Ave
E Northern Ave
1227 Taproom
POINTE
N 7th Ave
7th St
N 12th St

TAPROOM PLAN

CENTRAL PHOENIX TAPROOM COMPETITION

name	address / distance from RoR	offering	Competitor advantage	RoR advantage
1227 Taproom	1227 E Northern Ave / 2.8 miles	Large craft beer selection + food trucks	Loyal following, elevated beer curation	AZ beer focus and cultural programming
Dynamite Beer Co	100 E Camelback Rd / 4.8 miles	Large craft beer selection + food service	Location, outdoor space	AZ beer focus and cultural programming
The Whining Pig	1612 E Bethany Home Rd / 5.4 miles	Large craft beer selection + intimate setting	Name recognition, location	Capacity/parking, AZ focus and events
The Joy Lush Club	24 W Camelback Rd / 4.8 miles	Large craft beer selection, neighborhood watering hole	Location	Food, AZ focus
The Wandering Tortoise	2417 E Indian School Rd / 9.3 miles	Large craft beer selection + food trucks	Location, reputation	AZ focus, cultural programming, parking

SUNNYSLOPE MARKET ANALYSIS

Sunnyslope currently resembles a midpoint between the single family-heavy affluent neighborhoods and the higher density core central Phoenix neighborhoods.

neighborhood	population	population / mile	total households	avg HH size
Sunnyslope	**24,973**	**5,781**	**11,314**	**2.01**
Moon Valley	22,883	3,512	9,959	2.16
Sheaborhood	21,318	2,749	8,978	2.23
Alhambra/Royal Palm	17,739	5,971	7,595	2.16
Bridle Path	7,328	3,652	2,904	2.37
Melrose	21,505	7,118	12,062	1.58
Uptown	48,879	5,493	24,772	1.77
Midtown Historic	19,231	4,842	8,754	1.97
Roosevelt Row	11,758	11,811	7,205	1.23

Despite its perception, Sunnyslope's household income does not lag significantly in comparison to other central neighborhoods. However, its housing is clearly the most affordable, in part due to its smaller housing stock.

neighborhood	median HH income	median home value
Sunnyslope	**71,306**	**435,145**
Moon Valley	106,892	595,866
Sheaborhood	126,380	627,122
Alhambra/Royal Palm	80,878	602,551
Bridle Path	184,915	931,818
Melrose	69,463	489,478
Uptown	82,666	607,003
Midtown Historic	86,795	601,101
Roosevelt Row	63,993	657,895

Note: This map and most of the data presented are based on combined US Census blocks.
This is RoR's view of neighborhood borders and in no way reflects official definitions.

1

Source: ArcGIS / ESRI



Moon Valley
Sheaborhood
Sunnyslope
Alhambra Royal Palm
Bridle Path
Uptown
Melrose
Midtown
Roosevelt Row
Phoenix
North Mountain Shaw Butte
Lookout Mountain
Arizona Canal
Phoenix Sky Harbor International Airport
Loop 202
Piestewa Fwy S
W Grand Ave
W Peoria Ave
W Dunlap Ave
W Northern Ave
W Glendale Ave
W Thomas Rd
W McDowell Rd
W Van Buren St
E Van Buren St
W Buckeye Rd
E Buckeye Rd
E Shea Blvd
E Bell Rd
N Tatum Blvd
N 43rd Ave
N 35th Ave
N 27th Ave
N 19th Ave
N 24th St
N 32nd St
N 44th St
N 52nd St

BASIC DEMOGRAPHICS

Areas in central Phoenix with faster population growth are unsurprisingly areas where multifamily development has taken place. The slower growth areas —aside from Sunnyslope—are heavily SF zoned and unfriendly toward multifamily growth. **In Sunnyslope, the problem is more likely lack of investment.**

neighborhood	total population			10-25 %chg	25-30 proj	median age	>65yo	<4yo	% with college
	2010	2025	2030						
Sunnyslope	**24,454**	**24,973**	**24,708**	**2.1%**	**(1.1%)**	**41.7**	**19.2%**	**5.1%**	**24.1%**
Moon Valley/LookoutMtn	22,148	22,883	22,833	3.3%	(0.2%)	46.1	25.7%	4.5%	31.0%
Sheaborhood	20,178	21,318	21,048	5.6%	(1.3%)	48.1	26.5%	4.4%	31.6%
Alhambra/Royal Palm	16,088	17,739	17,881	10.3%	0.8%	40.2	20.6%	5.8%	29.9%
Bridle Path	6,892	7,328	7,280	6.3%	(0.7%)	46.2	23.8%	4.4%	35.9%
Melrose	15,408	21,505	24,615	39.6%	14.5%	35.8	12.6%	3.6%	27.4%
Uptown	43,288	48,879	50,489	12.9%	3.3%	38.8	17.0%	4.5%	28.4%
Midtown Historic	17,548	19,231	20,212	9.6%	5.1%	38.2	14.9%	4.9%	28.0%
Roosevelt Row	4,703	11,758	19,271	150.0%	63.9%	30.4	9.5%	1.9%	40.1%

Source: ArcGIS / ESRI



HOUSING GROWTH

neighborhood	renter-occupied housing units			owner-occupied housing units				total housing units		
	2010	2025	10-25 % chg	25-30 est growth	2010	2025	10-25 % chg	25-30 est growth	2010	2025	10-25 % chg
Sunnyslope	**4,739**	**4,844**	**2.2%**	**(2.1%)**	**5,709**	**6,470**	**13.3%**	**1.4%**	**10,448**	**11,314**	**8.3%**
Moon Valley/LookoutMtn	2,832	2,690	(5.0%)	(1.4%)	6,805	7,269	6.8%	0.7%	9,637	9,959	3.3%
Sheaborhood	1,642	1,841	12.1%	(0.2%)	6,880	7,137	3.7%	0.1%	8,522	8,978	5.4%
Alhambra/Royal Palm	3,308	3,486	5.4%	(0.9%)	3,728	4,109	10.2%	1.3%	7,036	7,595	7.9%
Bridle Path	535	492	(8.0%)	(2.2%)	2,278	2,412	5.9%	0.4%	2,813	2,904	3.2%
Melrose	5,385	9,021	67.5%	3.2%	2,214	3,041	37.4%	3.1%	7,599	12,062	58.7%
Uptown	10,665	13,352	25.2%	0.4%	9,841	11,420	16.0%	1.5%	20,506	24,772	20.8%
Midtown Historic	3,255	3,913	20.2%	1.5%	3,937	4,841	23.0%	1.3%	7,192	8,754	21.7%
Roosevelt Row	2,209	6,635	200.4%	12.1%	408	570	39.7%	0.6%	2,617	7,205	175.3%

Source: ArcGIS / ESRI



Hilltop Apartments by Glenn Schauer: an example of adventurous Sunnyslope development from the past.

Housing unit growth has been muted in Sunnyslope and surrounding neighborhoods while it has boomed in core central Phoenix. The areas with more housing growth tend to be younger and have smaller households, clearly a reflection of the focus on high-density multi-family development.

3

LAND USE

Compared to north central neighbors

Sunnyslope has significantly more commercial and high density residential than its SF-focused neighbors. **It is has potential to expand in both multifamily and commercial.**



Source: Maricopa County Assessor

LAND USE

Compared to core central Phoenix

Sunnyslope's land use mix looks more like the higher growth neighborhoods. However, its multifamily stock is older, smaller and less dense given the lack of modern development.



Source: Maricopa County Assessor

DAYTIME POPULATION & DINING LEAKAGE

LAND USE: other than commercial and residential

Despite the large hospital in Sunnyslope, the neighborhood trails others in the volume of office, medical, education and government uses. As a result, there are fewer major employment centers.



Source: Maricopa County Assessor

DAYTIME POPULATION & DINING LEAKAGE

Given the relative lack of major employment and commercial centers, Sunnyslope residents tend to commute outside the area for work, shopping and dining.

The same can be said for the surrounding neighborhoods. But we believe those areas have less potential to further develop their own commercial districts.

A key component of the Sunnyslope thesis is the opportunity to serve both local residents and those from the surrounding areas where commercial development is limited.

Spending leakage is significant in all the surrounding neighborhoods. Dining expenditures for these areas combined for over $200 million in 2024. Capturing even a small share of this could drive significant value.

neighborhood	2024 population data		daytime less	daytime as
	total	daytime	total	% of total
Sunnyslope	**25,124**	**22,743**	**(2,381)**	**90.5%**
Sheaborhood	21,039	19,151	(1,888)	91.0%
Moon Valley/Lookout Mtn	23,038	17,787	(5,251)	77.2%
Alhambra/Royal Palm	17,899	14,109	(3,790)	78.8%
Bridle Path	7,352	5,790	(1,562)	78.8%
Uptown	49,319	66,606	17,287	135.1%
Melrose	20,887	48,389	27,502	231.7%
Encanto/Willo/Coronado	18,186	28,843	10,657	158.6%
Roosevelt Row	10,702	22,760	12,058	212.7%

neighborhood	food and drink establishments		
	expenditures per household	sales per household	leakage per HH
Sunnyslope	$3,573	$2,951	($622)
Bridle Path	$9,022	$260	($8,762)
Moon Valley	$5,507	$1,671	($3,836)
Alhambra/Royal Palm	$4,524	$2,292	($2,233)
Sheaborhood	$5,873	$4,259	($1,614)
Uptown	$4,658	$8,744	$4,087
Melrose	$4,113	$6,917	$2,804
Midtown Historic	$5,083	$6,701	$1,618
Roosevelt Row/Downtown	$3,744	$15,591	$11,847

Source: ArcGIS / ESRI Data Axle NAICS data

MULTIFAMILY UNIT SIZE

Compared to north central neighbors

Compared to its neighbors, Sunnyslope has the lowest mix of large-scale multifamily properties. Historically, Sunnyslope and Alhambra have been home to working class families, so zoning tended to favor more dense residential use compared to the more affluent areas.



small (2-9unit)
mid (10-49 unit)
large (50+ unit)
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Sunnyslope 39.6% 36.4% 23.9%
Moon Valley/LookoutMtn 18.7% 35.5% 45.8%
Sheaborhood 27.8% 32.7% 39.5%
Alhambra/Royal Palm 16.5% 46.9% 36.6%
Bridle Path 17.3% 54.3% 28.4%

MULTIFAMILY UNIT SIZE: compared to core central Phoenix

The higher growth core central areas have historic mutlifamily stock similar in scale to Sunnyslope. However, modern development has increased the mix of large-scale properties in these neighborhoods.



small (2-9unit)
mid (10-49 unit)
large (50+ unit)
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Sunnyslope 39.6% 36.4% 23.9%
Melrose 20.0% 25.4% 54.6%
Uptown 27.8% 32.6% 39.5%
Midtown Historic 52.0% 19.7% 28.3%
Roosevelt Row 18.4% 23.5% 58.1%

Source: ArcGIS / ESRI

AGE OF HOUSING STOCK

Compared to core central Phoenix

While all central Phoenix neighborhoods have a core of mid-20th century housing stock, **Sunnyslope is lagging behind in housing built in the 21st century.**



Legend: ■ 1939 and older ■ 1940-79 ■ 1980-99 ■ 2000-25

Sunnyslope
- 2.6%
- 59.2%
- 29.3%
- 9.0%

Uptown
- 3.3%
- 59.7%
- 16.6%
- 20.4%

Melrose
- 2.4%
- 53.0%
- 15.8%
- 28.8%

Midtown Historic
- 24.1%
- 55.1%
- 5.9%
- 14.9%

Roosevelt Row
- 15.8%
- 18.4%
- 12.3%
- 53.5%

Source: ArcGIS / ESRI

HOME PRICE APPRECIATION

ZILLOW HOUSING VALUE INDEX

Sunnyslope housing price appreciation has lagged Phoenix overall and the surrounding neighborhoods. While underperformance is hardly a positive, **it has helped keep Sunnyslope relatively affordable.**



SFR Appreciation 2000-2025

PHOENIX	232.5%
Downtown 85004	335.8%
Willo 85003	311.4%
Bridle Path/Midtown 85012	279.3%
Uptown 85014	321.2%
Moon Valley 85023	218.3%
East Moon Valley / Cave Creek Corridor 85022	213.1%
West Sunnyslope 85021	**232.4%**
East Sunnyslope 85020	**215.2%**



SFR Appreciation 2020-2025

PHOENIX	34.3%
Downtown 85004	33.6%
Willo 85003	33.7%
Bridle Path/Midtown 85012	39.9%
Uptown 85014	29.2%
Moon Valley 85023	33.0%
East Moon Valley / Cave Creek Corridor 85022	34.0%
West Sunnyslope 85021	**29.5%**
East Sunnyslope 85020	**29.4%**

RENT GROWTH

ZILLOW RENT INDEX

In contrast, rental prices in Sunnyslope have outperformed the comparable markets. Anecdotally, Sunnyslope's stock of small multifamily properties makes it feasible for entrepreunerial investors to acquire and renovate properties, leading to higher rents.



TRAFFIC ANALYSIS

AVERAGE DAILY TRAFFIC VOLUME

Sunnyslope sits along major arterial 7th St, giving easy access to all of central Phoenix and Moon Valley. Secondary arterials such as 7th Ave and Central Ave and proximity to two highways makes Sunnyslope easily accessible.

Cave Creek Road allows access to the Sheaborhood area and then the greater northeast Valley.

Hatcher Road is a busy collector street with over 18k vehicles on average. But with only 3 lanes and relatively shallow setbacks, it has a much more human-scale feel to it than the major arterials of 7th St, Dunlap Ave, Cave Creek Rd and Northern Ave.

Chain and big box stores are located along 7th St and Dunlap Ave. But none are on Hatcher Road frontage.



Source: ArcGIS / ESRI and Kalibrate

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF NOTES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF NOTES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC} guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to pay the Notes.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

The Notes are not Guaranteed: No individual is guaranteeing the Notes. Investors can look solely to the value of the property and the success of the project for repayment.

Inadequacy of Collateral and Other Security: If the Company defaults, Investors will have the right to foreclose on and sell the property. However, there is no assurance that the property will be worth enough to repay the Notes.

Property Value Could Decrease: The value of the property could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction

- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Costs of Collections: In the event of a default, Investors may add any collection costs, including reasonable attorneys' fees, to the balance of the Notes. However, there is no assurance that investors will be able to collect the full amount.

Construction Risks: Our business plan may involve major renovations of property. Construction carries its own risks, with delays and cost overruns all too common. There is no guarantee that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guarantee that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose on Collateral: The Notes are unsecured notes, meaning that if the Company fails to repay the Note, holders of the Notes will not have a security interest in any specific collateral or asset of the Company. Instead, the holders of the Notes would be forced to sue the Company and attempt to obtain a judgement against the Company. This is likely a much more cumbersome and expensive, and potentially less successful, process than, for example, a bank foreclosing on a mortgage.

Lack of Personal Guarantee: There is no owner of the Company, or other person, guarantying repayment of the indebtedness evidenced by the Notes, meaning that if the Company fails to repay the Note, holders of the Notes will not be able to sue any person other than the Company. Instead, the holders of the Notes would be forced to sue the Company and attempt to obtain a judgement against the Company, and then sue to enforce that judgment.

Large Number of Note Holders, Reliance on Representative: There may be many individual Note Holders, and the Note Indenture requires the Note Holders to work together to either (i) directly pursue any remedies against the Company; or (ii) to appoint a representative to do so. The large number of Note Holders, and likely comparatively small investment amounts, may make it difficult to communicate with the other Note Holders and organize votes to pursue available remedies.

Remedies Limited to Acceleration: The Note Holders have limited remedies under the Note Indenture against the Company. Essentially, the Note Holders can only accelerate repayment of the indebtedness.

Lack of Reserves: Many commercial lenders, particularly in the real estate context, require Borrowers to establish a reserve for replacement, maintenance, operating costs, or interest. The Company will be establishing no such reserves, which increases the risk for the Note Holders that interest under the notes will not be timely paid, and perhaps not paid at all.

No Market for the Notes; Limit on Transferability: There are at least four obstacles to selling or otherwise transferring your Note.

● There will be no public market for your Note, meaning you could have a hard time finding a buyer.
● Under the Note Indenture, your Note may not be transferred without our consent, which we may withhold in our sole discretion.
● If we do consent to the sale of the Note, we have the first right of refusal to buy it. Our first right of refusal could make the Note more difficult to sell.
● By law, you may not sell your Note unless it is registered under applicable securities statutes or the transfer is eligible for exemption from registration.

Taking all of the above into account, you should plan to own your Note through its maturity.

Prepayments Could Reduce Your Net Return: We have the right to prepay your Note at any time, which could reduce the total return you expected when you bought it. For example, suppose you buy a $100 Note bearing interest at 10% with a one-year term. You expect to receive $10 of interest. But if we prepay the Note after six months you will only receive $5 interest.

Environmental Risks: Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair our ability to repay the Notes.

Risks Associated with Foreclosure Laws: Foreclosure laws and methods vary from state to state. Many states require long processing periods or a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for the Company to timely recover the value of its loan if a Borrower defaults.

Investors Can't Pursue Collection Actions or Contact Borrowers: Investors will not be allowed to pursue collection actions against Borrowers, or even contact Borrowers. Instead, all collection action will be in the hands of a single representative.

The Company Might Compromise Underlying Loans: The representative appointed by Investors will have the right to modify, compromise, or even write off the Notes, without the consent or input of Investors.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing the terms of the Notes. Ultimately Investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral *(i.e.,* real estate, equipment, etc.). However, bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: We intend to treat the Notes as having "original issue discount" for Federal income tax purposes. As a result, an investor holding a Note will generally be required to accrue (and pay tax on) interest income even if the Company fails to pay the interest, leaving the investor out--of-pocket by the amount of tax.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For Example:
- Principals of the Company have been, are, and will be engaged in other real estate projects in the same vicinity as this project, in effect competing with this project for buyers and tenants.
- An investor could want the principals of the Company to spend more time and resources on this project, but they will simultaneously be pursuing a variety of other business activities.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the Notes, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the Notes will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Notes are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Trust Indenture Act of 1939 Not Incorporated in Note Indenture: When bonds are sold in a public offering, they are typically subject to the Trust Indenture Act of 1939 (the "TIA"), which generally requires
(i) the appointment of an independent trustee to act on behalf of the holders of the debt instruments, (ii) the approval of the terms of the indenture by the SEC, and (iii) certain terms and conditions to protect investors. The Company is issuing the Notes in reliance on an exemption from the TIA. Hence, the provisions of the TIA are not applicable to, and are not incorporated into, the Note Indenture.

No Independent Trustee: The Company has not appointed a bank or other institution to serve as the trustee of the Trust, or as the representative of Investors under the Note Indenture, although it might do so in the future. Instead, Investors will have the right to designate their own trustee and representative in the event of a default.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

The Note Indenture Limits Investors Rights: The Note Indenture Limits your rights in some important respects. For example:

- Upon a default, you will not be permitted to initiate collection action on your own. Instead, a single representative will control all collection action on behalf of all Investors. You will be deemed to have granted a power of attorney to the representative to pursue your claims, even if you didn't vote for that particular representative.
- The Notes may be modified if the Company and investors holding a majority of the Notes, measured by original principal amount, agree to a modification.
- The Note Indenture limits your right to sue the representative appointed by Investors.
- Disputes under the Notes or the Note Indenture will be governed by New York State law and handled in New York State courts.

No Legal Opinion: Unlike many lenders in commercial real estate financings you will not receive a legal opinion that the Issuer is properly formed, validly existing, or that the Notes, Note Indenture, or any other documents are enforceable against the issuer. This does not mean that they are unenforceable, but rather, that you do not have a lawyer or law firm providing you a formal opinion that the loan documents are enforceable against the issuer.

Subordination: The Issuer's obligation to repay your loan is secondary to other debts of the Issuer. Until those other debts are repaid, you are very unlikely to be repaid. This is true both in the case of interest payments on an ongoing basis, where other creditors will receive their interest payments before you and repayments of principal, whether from a capital event (i.e. sale or refinancing of an asset) or from any other source. In some cases, this could mean that these other lenders are repaid the full amount of their loan and you are paid less than the full amount of your loan, or not at all.

No Security Interest: The repayment of your loan is not secured by any specific asset of the Issuer. In many cases, a lender will record a mortgage of make a UCC filing on a piece of collateral and in the event of a default under the loan documents the lender will typically be able to claim, take, or "foreclose on" possession of that piece of collateral in partial or full satisfaction of the loan, without necessarily needing to take other actions to attempt to recover the debt. While certain of the Issuer's other lenders have security in specific assets of the Issuer, you and the other holders of the Notes will not and will only have the general promise of the Issuer to repay the debt.

Delayed Interest Accrual: Interest on your note will not begin to accrue on the date of your note. Instead, interest will accrue when the Issuer receives the proceeds of your loan from escrow, unlike other investment opportunities that may be available, where returns may begin to be available more quickly. Crucially, the Issuer will only receive funds from escrow if it has reached the Target Amount and certain other conditions are met.

Loan Servicer: You are reliant on the Company to make payments of principal and interest. No third-party has been appointed to service the Loan on behalf of the Company or the Note Holders.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

EXHIBIT C: INVESTMENT AGREEMENT
RISE OVER RUN, LLC

This is an Agreement, entered into on ______________ by and between Rise Over Run, LLC, an Arizona limited liability company (the "Company") and _______________ ("Purchaser").

Background

Purchaser wishes to purchase promissory note of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Form C filed by the Company with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document." The Company is sometimes referred to in this Investment Agreement using words like "we" and "us," while Purchaser is sometimes referred to using words like "you" or "your."

2. **Purchase of Note**. Subject to the terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a promissory note for $__________, pursuant to the Disclosure Document. We refer to your promissory note as the "Note."

3. **Our Right to Reject Subscription**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

4. **Form of Note**. You will not receive a paper document representing your Note.

5. **Your Promises**. You promise that:

   5.1. **Accuracy of Information**. All of the information you have given to us whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

5.2. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risk Factors" in the Disclosure Document.

5.3. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guarantied any financial outcome of your investment.

5.4. **FBO Account**. You understand that your money will first be held in an FBO (For Benefit Of] account in one or more financial institutions. If any of these institutions became insolvent, your money could be lost.

5.5. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Note. Your investment will not violate any contract you have entered into with someone else.

5.6. **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Note, not on behalf of anyone else.

5.7. **Investment Purpose**. You are purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

5.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

5.9. **No Transfer**. You understand that under the terms of the Note Indenture, the Note may not be transferred without our consent. Also, securities laws limit transfer of the Note. Finally, there is currently no market for the Note, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Note until its maturity.

5.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Note.

5.12. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.13. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Note.

5.14. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.15. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.16. **No Violations**. Your purchase of the Note will not violate any law or conflict with any contract to which you are a party.

5.17. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

5.18. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

5.19. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.20. **Notification**. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

5.21. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

　5.21.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

　5.21.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

　5.21.3. **Anti-Terrorism Laws**. None of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.22. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

will not reveal such information to anyone or use such information for your own benefit, except to purchase the Note.

7. **Re-Purchase of Your Note**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Note.

8. **Governing Law**. This Agreement shall be governed by Arizona law, without taking into account principles of conflicts of law.

9. **Intentionally Omitted.**

10. **Arbitration**.

    10.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Note, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the Note will be handled in the manner described in the Note Indenture.

    10.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Arizona unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

    10.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    10.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    10.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and

5.22.1. **U.S. Person**. Purchaser is one of the following:

   (a)   A partnership, corporation, or limited liability company organized or incorporated under the laws of the United States;

   (b)   An estate of which any executor or administrator is a citizen or resident of the United States; or

   (c)   A trust of which any trustee is a citizen or resident of the United States.

5.22.2. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.22.3. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

5.22.4. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Note, have been duly authorized by all necessary corporate, partnership or company action.

5.22.5. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

5.22.6. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

5.22.7. **Anti-Terrorism Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6. **Confidentiality**. The information we have provided to you about the Company, including the information on the Site, including the information in the Disclosure Document, is confidential. You

unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12. **Notices**. All notices between us will be electronic. You will contact us by email at info@riseoverrunaz.com. We will contact you by email at the email address above are the address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury**.**

15. **Miscellaneous Provisions**.

    15.1.   **No Transfer**. You may not transfer your rights or obligations under this Investment Agreement.

    15.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    15.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    15.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the Note and Note Indenture) are the only agreements between us.

    15.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: RISE OVER RUN, LLC

By its manager: Nearby Cactus Family Holdings, LLC.

By: _____

Joseph McCallum, Authorized Manager

EXHIBIT D: LLC AGREEMENT

OPERATING AGREEMENT
OF
RISE OVER RUN LLC

THIS OPERATING AGREEMENT of Rise Over Run LLC (the "Company") is entered into as of the Effective Date by and among Nearby Cactus Family Holding LLC (the "Manager"), and those "Members" set forth on Schedule A who have executed this Agreement.

Article 1
General Provisions

1.1   Formation. The Company has been formed pursuant to the Arizona Limited Liability Company Act, A.R.S. § 29-3101 *et seq.* (as may be amended from time to time, the "Act"), by filing the Articles of Organization with the Arizona Corporation Commission. This Agreement shall be effective as of the date of filing of the Articles of Organization with the Arizona Corporation Commission (the "Effective Date"). The Manager and Members have executed this Agreement to serve as the operating agreement of the Company, as that term is defined in Section 29-3102(17) of the Act, and subject to any applicable restrictions in the Act, the business and affairs of the Company, and the relationship of the parties to one another shall be operated in accordance with and governed by the terms and conditions set forth in this Agreement. The parties agree to execute all further amendments to the Articles of Organization and all other documents that are needed to enable the Manager to accomplish all filing, recording, publishing and other acts as may be necessary or appropriate from time to time to comply with all requirements of the Act or as otherwise required by the Manager.

1.2   Name. The name of the Company shall be "Rise Over Run LLC"

1.3   Principal Address. The principal address of the Company is 524 W. Hatcher Road, Phoenix, Arizona 85021, or at such other place as the Manager from time to time shall determine.

1.4   Company Purposes. The purpose and business of the Company shall be to acquire, renovate, operate, hold for investment, and eventually sell that certain real estate located at 503-509 W. Hatcher Road and 524 W. Hatcher Road, by obtaining 100% ownership in the single purpose entitles owning the properties (the "Project"). The Manager of the Company shall have the power to do any and all acts and things necessary, appropriate, proper, advisable, incidental to, or convenient for furtherance and accomplishment of the business and purposes of the Company as set forth herein. It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of the Company, which shall be permitted to engage in any and all lawful business activities as shall be permitted under the laws of the State of Arizona the Manager deems in the best interest of the Company.

1.5   Term. The term of the Company shall commence on the filing of the Articles of Organization and shall continue indefinitely until the Company is dissolved in accordance with this Agreement.

1.6   Statutory Agent for Service of Process. The statutory agent for service of process required to be appointed and maintained by the Company under 29-3115 of the Act shall be: Harry J. Miller, located at 80 E. Columbus Avenue, Phoenix, Arizona 85012, or such other person as the Manager shall appoint from time to time.

1.7   Name and Address of Member. The names and addresses of the Members are set forth on Schedule A.

1.8   Treatment as a Partnership. It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a "partnership" for federal and state income tax purposes, but that the Company shall not be operated or treated as a partnership for any other purpose.

1.9   Definitions. Capitalized terms used in this Agreement are defined in Article 13.


Article 2
Capital Contributions; Affiliate Loans


2.1   Initial Capital Contribution. The Members initial capital contributions to the Company are set forth on Schedule A.

2.2   Additional Capital Contributions.

(a)   If the Manager determines that the Company requires additional capital contributions, then the Manager shall give notice to each Member of (i) the total amount of additional capital contributions required, (ii) the reason the additional capital contribution is required, (iii) each Member's proportionate share of the total additional capital contribution (determined in accordance with this Section), and (iv) the date each Member's additional capital contribution is due and payable, which date shall be no less than ten (10) days after the notice has been given. A Member's share of the total additional capital contribution shall be equal to the product obtained by multiplying the Member's Capital Contribution Percentage and the total additional capital contribution required. Each Member's share of the additional capital contribution shall be payable in cash or by certified check, or wire transfer.

(b)   Notwithstanding anything herein to the contrary, no Member shall be required to make any additional capital contribution to the Company.

(c)   If a Member fails to pay when due all or any portion of any additional capital contribution required under Section 2.2(a) (each, a "Non-Contributing Member"), then each Member other than any Non-Contributing Member (each, a "Contributing Member") shall have the right, but not the obligation, to contribute to the Company (in addition to its initial pro rata share of the additional capital contribution) its pro rata portion of those amounts that the Non-Contributing Member fails to contribute (the "Remaining Contribution"), and the Manager shall have the right to re-allocate the Capital Contribution Percentage based on the then Capital Contributions made by the Contributing Members and Non-Contributing Members.

(d)   Immediately following any additional capital contribution, the Capital Contribution Percentage of the Members shall be adjusted if the Manager determines that the Capital Contribution Percentage of the Members are to be altered as a result of the additional capital contribution, and Schedule A shall be revised to reflect any such additional capital contribution and any such adjustment of the Capital Contribution Percentage of the Members. Any revision of Schedule A in accordance with the preceding sentence shall require only the consent of the Manager (and not any consent of the Members).

2.3   Affiliate Loans. If funds are needed by the Company, the Manager or Members may make loans to the Company in such amounts as the Manager reasonably determines are needed by the Company. The Manager shall have the discretion to accept loans from the Members, and the Members shall not have a right to make or participate in any loan to the Company. All Member loans shall be evidenced by a promissory note executed by the Manager on behalf of the Company and shall contain such terms and conditions as are commercially reasonable or as may be agreed to by the Manager, on behalf of the Company, and the Member. All Member loans shall be fully recourse to the Company and its assets but non-recourse as to the Member and his assets, and shall be repayable in whole or in part without penalty. Notwithstanding the foregoing, in the event that the Manager determine that funds are needed by the Company, the Company may borrow funds from non-Members on terms and conditions determined by the Manager before borrowing such funds from the non-Member.

2.4   **Maintenance of Capital Accounts**. The Company shall maintain for each Member a Capital Account that complies with Section 1.7041(b)(2)(iv) of the Regulations.


Article 3
Distributions


3.1   **Amount and Time of Distributions**. Distributions of Net Cash Flow shall be made from time to time as determined by the Manager, in the order of priority set forth in this Article 3.

3.2   **Distributions of Net Cash Flow**. Net Cash Flow shall be distributed in the following order of priority:

3.3   The Manager shall distribute proceeds from the Company as follows:

(a)   First, to pay all approved debts, liabilities and expenses of the Company including (i) any principal, interest and other unpaid amounts due under any loan made to the Company, (ii) any operating or other expenses related to the operation and management of the Company, as reasonably determined by the Manager, and (iii) to create an expense reserve (in an amount to be determined by the Manager) to pay future anticipated expenses and obligations of the Company or to meet unforeseen contingencies all as determined by the Manager;

(b)   Second, to the Members in proportion to the Members' respective Capital Contribution Percentages as set forth in Schedule A until the Members receive a return of their Capital Contribution; and

(c)   Third, to the Members in proportion to the Members' respective Capital Contribution Percentages.

3.4   **Amounts Withheld**. All amounts withheld pursuant to the Code or any provisions of state, local, or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts paid or distributed under this Article 3 to the Members with respect to which such amount was withheld. The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Members, and to pay over to any federal, state, and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, or local law or any foreign law.

3.5   **Income Tax Advances**. The Company will advance to each Member, to the extent of available Net Cash Flow and without borrowing additional funds, an amount equal to the federal and state income taxes that would be payable by such Member as a result of the recognition of Company income by such Member to the extent such Member has not received distributions pursuant to Section 3.2 for any Taxable Year sufficient to pay such income taxes.

3.6   Limitation of Distributions. Notwithstanding any other provision in this Agreement, the Company shall not make a distribution to any Member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Company would exceed the fair market value of the assets of the Company, or as otherwise limited by Section 29-3405(A) of the Act.

3.7   No Distribution Upon Dissociation. No dissociating Member shall be entitled to receive any distribution or the value of such Member's Membership Interest as a result of dissociation from the Company prior to the liquidation of the Company, except as specifically provided in this Agreement.

3.8   Return of Capital. No Member shall be entitled to the return of, or interest on, that Member's Capital Contributions except as specifically provided in this Agreement.

3.9   Liquidating Distributions. Upon dissolution and liquidation of the Company, liquidating distributions shall be made to the Members as set forth in <u>Section 9.3</u>.

Article 4
Tax Allocations

4.1   Allocations of Profits and Losses for Tax Purposes. After giving effect to the allocations contained in Sections 1.704-1 and 1.704-2 of the Regulations, Profits and Losses of the Company for each Taxable Year, and each item of income, gain, loss and deduction entering into the computation thereof, shall be allocated in a manner consistent with the distributions received by the Members pursuant to <u>Section 3.2</u> above.

4.2   Knowledge of Tax Consequences. The Members are aware of the income tax consequences of the allocations made by this <u>Article 4</u> and the economic impact of the allocations on the amounts receivable by them under the Agreement. The Members hereby agree to be bound by the provisions of this <u>Article 4</u> in reporting their share of the Company's income and loss for income tax purposes.

Article 5
Management

5.1   Manager-Managed Status of Company. The management of the Company shall be vested in the Manager, and the business and affairs of the Company shall be managed exclusively by the Manager.

5.2   Initial Designation of Manager. Nearby Cactus Family Holding LLC shall be initially designated as the Manager. The Manager may be removed from its position as such only for Cause, by a vote of a two thirds majority in Interest of the Members, which two thirds majority shall not include Nearby Cactus Family Holding LLC. In no instance shall the number of Managers be more or less than one.

5.3   Rights and Powers of the Manager. The Manager shall have full, exclusive and complete power to manage and control the business and affairs of the Company and shall have all of the rights and powers provided to a Manager of a manager-managed limited liability company by law including, but not limited to, the power and authority to (a) execute instruments and documents, and (b) to take any other actions on behalf of the Company, which are for carrying on the business of the Company in its usual way. Without limiting the generality of the foregoing, the powers of the Manager shall include, but not be limited to, the power and authority to:

(a)   Employ, promote, terminate the employment of, and fix the terms of employment for any or all employees, accountants, legal counsel, management agents or other consultants for the company, including but not limited to Affiliates of the Manager;

(b)   Execute, acknowledge and deliver any contract, lease, instrument, document or certificate (or any amendment thereto) which is related to the purpose of the Company;

(c)   Construct, alter, improve, repair, replace or rebuild improvements upon property leased or owned by the Company;

(d)   Purchase policies of liability, casualty, course of construction and other insurance which the Manager deems advisable or appropriate for the protection of the Company and the Manager;

(e)   Enter into short term or long-term agreements for the management and/or operation of the Project, including but not limited to property management agreements;

(f)   Sell or cause the Company to sell the Project;

(g)   Borrow money on behalf of the Company, or sign all documents related thereto on behalf of the Company; and

(h)   Wind up the Company in accordance with Article 9.

5.4   **Limitations on Powers of Manager.** Notwithstanding the Rights and Powers of the Manger described in Section 5.3 above, or any other provisions of this Agreement, no Manger or Member shall do any of the following without the unanimous consent of the Members:

(a)   Cause the Company to loan money to any Member, Assignee or Manager of the Company;

(b)   Do any act which would be beyond the scope of the purpose for which this Company is formed;

(c)   Change the business purposes of the Company as set forth herein;

(d)   Participate in any reciprocal business arrangements in circumvention of the terms of this Agreement;

(e)   Authorize any transaction, agreement, or action on behalf of the Company that is unrelated to its purpose or business as stated herein or that otherwise violates this Agreement;

(f)   Authorize an amendment to the Articles of Organization of the Company that changes the structure of the Company from one in which management is vested in the Manager or Managers to one in which management is reserved to the members, or vice versa;

(g)   Amend or restate this Agreement; and

(h)   Assign to any creditor the right to enforce any Member's obligation under this Agreement.

5.5   **Reliance by Third Parties**.

(a)   A third party shall be entitled to rely on all actions of the Manager and shall be entitled to deal with the Manager as if they were the sole party in interest, both legally and beneficially. Every instrument purporting to be the action of the Company and executed by the Manager or his, her or its designate shall be conclusive evidence in favor of any Person relying thereon or claiming there under that, at the time of delivery thereof, this Agreement was in full force and effect and that the execution and delivery of that instrument is duly authorized by the Manager and the Company.

(b)   No Member other than a Manager shall be considered to be an agent of the Company solely by virtue of being a Member, and no Member other than a Manager shall have the authority to act for the Company.

5.6   **Banking**. The Members hereby authorize the Manager to open all bank accounts as they deem necessary and to enter into any deposit agreements as are required by the financial institution at which such accounts are opened. The Manager shall have signing authority with respect to such bank accounts. Funds deposited into such accounts shall be used only for the business of the Company.

5.7   **Fiduciary Duties**.

(a)   Except for the duty of good faith and fair dealing, the Manager may act in the interest of the Members who designated the Manager hereunder, whether or not such interest conflicts with interests of the Company or any other Member. The Manager shall have no duty nor obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any other Members. Notwithstanding anything contained in this Agreement to contrary, and except to the extent limited by Section 29-3105(C), the Manager shall only have those duties and obligations set forth in this Agreement. The Company and each Member agrees that the provisions of this Agreement, to the extent such provisions restrict or limit the duties (including, without limitation, fiduciary duties) or liabilities of the Manager that may otherwise exist at law or in equity, shall replace such other duties and liabilities of the Manager that are not set forth in this Agreement.

(b)   Notwithstanding Section (a), the Manager shall not be required to manage the Company as his sole and exclusive function and the Manager may each engage in other business and investment activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, solely by virtue of this Agreement or his, her or its relationship to the Manager or the Company, to share or participate in any such other investments or activities of the Manager or to the income or proceeds derived therefrom. The Manager shall not have any obligation to disclose any such other investments or activities to the Members unless it is directly competitive with or otherwise actually or potentially adversely affects the business or property of the Company, as determined in reasonable good faith by the Manager. In addition to the foregoing, each Member acknowledges and agrees that the Manager is a member of the Company as identified on Schedule A.

5.8   **Filing of Documents**.

(a)   The Manager shall file or cause to be filed all certificates and documents, and shall perform all other acts, as may be necessary or appropriate for the formation, continuation, qualification and operation of a limited liability company in the State of Arizona, and any other state in which the Company may elect to do business.

(b)   The Manager shall file an amendment to, or restatement of, the Articles of Organization as required under Section 29-3202 of the Act.

5.9 **Compensation & Reimbursement**. The Company shall not pay the Manager a management fee. However, the Company may reimburse the Manager for all actual out-of-pocket third-party expenses incurred on behalf of the Company prior to the date hereof, including but not limited to legal and accounting and all other expenses related to the organization and formation of the Company. After the date hereof, direct expenses of the Company will be paid by the Company; provided, however, that if the Manager shall pay any proper obligation or liability of the Company or advance any funds to or for the benefit of the Company for the purpose of discharging any of the Company's proper obligations or liabilities, the Manager shall be entitled to full reimbursement of such payment or advance.

Article 6
The Members

6.1 **Meetings of the Members**. The Members have no obligation to hold meetings. Meetings of the Members shall be held on the call of any Member; provided that at least three (3) days' notice shall be given to all Members with respect to any meeting, including an annual meeting. Attendance at any meeting shall constitute a waiver of any required notice unless the attendance is solely to object to the failure to provide notice. A waiver of any required notice shall be equivalent to the giving of such notice if such waiver is in writing and signed by the Person entitled to such notice, whether before, at or after the time stated therein. The Members may make use of telephones and other electronic devices to hold meetings; provided that each Member may simultaneously participate with the other Members with respect to all discussions and votes of the Members. The Members may act without a meeting if the action taken is reduced to writing (either prior to or thereafter) and approved and signed by all of the Members. Written minutes shall be taken at each meeting of the Members; however, any action taken or matter agreed upon by the Members shall be deemed final, whether or not written minutes are prepared or finalized.

6.2 **Voting of the Members**. Each Member shall have a percentage vote equal to such Member's Capital Contribution Percentage. Unless otherwise specified in this Agreement, all actions, approvals, elections, and consents required to be made by "the Members" shall only be effective if approved by all the Members.

6.3 **Rights and Obligations of Members**.

(a) Each Member shall have the right to inspect and copy, during regular business hours, and upon reasonable notice to the Manager not less than five (5) business days, the books and records required to be kept by the Company pursuant to Section 11.1. In accordance with Section 29-3410 of the Act, a Member may seek to inspect the books and records of the Company pursuant to this Section 6.3(a) if: (i) the Member's purpose is reasonably related to the rights and duties of the Member under this Agreement or the Act, (ii) the member makes a demand to the Manager of Company describing with reasonable particularity the records sought or the purpose for seeking the records, and (iii) the records sought are directly connected to the applicable Member's purpose within the Company. In the event a Member makes a demand pursuant to item (ii) above, no later than ten (10) days after receiving the demand, the Manager shall inform the Member making such demand either (i) which records the Company will make available in response to the demand and where and when such records will be available, or (ii) the reason the Company declines to provide the demanded records.

(b) Each Member hereby acknowledges that he, she or it has been and will be in possession of Confidential Information (as defined below) in the event a Member inspects and copies the books and records of the Company pursuant to this Section 6.3, and improper disclosure would have an adverse effect on the Company.

(c)   Each Member shall have the right to inspect and copy, during regular business hours, any information regarding the affairs of the Company that is not described in Section 6.3, but only if just and reasonable (within the meaning of Section 29-3401(B) of the Act) for any purpose reasonably related to the Member's Membership Interest.

(d)   Each Member's liability for the debts and obligations of the Company shall be limited as set forth in the Act and other applicable law.

(e)   Each Member shall timely furnish to the Company upon request any information with respect to such Member reasonably determined by the Manager to be necessary or convenient for the formation, operation, dissolution, winding-up, or termination of the Company. Additionally, each Member shall timely execute any and all documents required by the Company for the formation, operation, dissolution, winding-up, or termination of the Company, but in all instances no later than ten (10) days from request of the Manager.

6.4   Fiduciary Duties; Independent Activities.

(a)   Except as otherwise specifically provided in this Agreement, each of the Members agrees that such Member shall owe to the Company and each other Member the same fiduciary duties that are owed by a partner to a partnership and the other partners under Section 29-1034 of the Arizona Revised Uniform Partnership Act, as that section (or its successor) may be amended from time to time.

(b)   Notwithstanding Section (a) or any other provision of this Agreement, each Member may engage in or possess an interest in other business ventures of every nature and description, independently or with others, including but not limited to business ventures that compete with the Company, and neither the Company nor any of its Members shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived there from.

6.5   Default by a Member.

(a)   The occurrence of any of the following events shall constitute an event of default (each an "Event of Default") and the Member so defaulting (the "Defaulting Member") will (except as otherwise provided in clause (iv) of this Section (a)) thereafter be deemed to be in default without any further action whatsoever on the part of the Company, a Manager or the other Member: (i) the attempted dissolution of the Company by the Member other than pursuant to the provisions of this Agreement, (ii) the bankruptcy or insolvency of a Member, (iii) an Event of Dissociation with respect to a Member, but not if such Event of Dissociation is described in clause (ii) or (iv) of Section 8.1(a), or (iv) a material violation or breach of any of the terms or provisions of this Agreement by a Member; provided, however, that a Member will not be deemed to be in default under this clause (iv) until that Member has failed to cure the default during the thirty (30) day period following the receipt of notice of such default, except that if the default is a non-monetary default and cannot reasonably and with due diligence and in good faith be cured within such thirty (30) day period, and if the Defaulting Member immediately commences and proceeds to complete the cure of such default with due diligence and in good faith, the thirty (30) day period with respect to such default shall be extended to include such additional period of time as may be reasonably necessary to cure such default, not to exceed ninety (90) days.

(b)   Any provision of this Agreement to the contrary notwithstanding, on the date that a Member becomes a Defaulting Member, that Member will not have any voting rights with respect to any matters set forth in this Agreement, but only for as long as the default continues and is not cured by the Defaulting Member or waived by all of the non-Defaulting Members.

(c)   Upon an Event of Default by a Member, the Company and the non-Defaulting Members shall have all rights and remedies available at law and in equity and may institute legal proceedings against the Defaulting Member with respect to any damages or losses incurred by the Company or by the non-Defaulting Members. The Company and the non-Defaulting Members will be entitled to reasonable attorneys' fees and expenses incurred in connection with any action brought against a Defaulting Member pursuant to this Agreement.

6.6   Additional Members. The Company shall not issue additional Membership Interests after the date hereof without the unanimous written consent or approval of all of the Members. No new Member shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Partnership Representative (as defined below) may, at his, her or its option, at the time a new Member is admitted, close the Company's books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Regulations promulgated thereunder. Notwithstanding the foregoing, in the event the opportunity to make additional Capital Contributions to the Company is offered to the Members, and regardless if a Member elects to or elects not to participate in making such additional Capital Contribution to the Company, no Member shall be required to consent to or approve the additional Capital Contributions or admissions of an additional Member who desires to make such additional Capital Contribution to the Company.

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Article 7
Restrictions to Transfers

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7.1   Transfer Restrictions.

(a)   A Member shall not directly or indirectly Transfer all or any part of his, her or its Membership Interest now or hereafter owned of record or beneficially by the Member except with the unanimous written consent of the Manager and Members. Each Member acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members to each other and the Company.

(b)   Any Person to whom a Membership Interest is attempted to be Transferred in violation of this Article shall have no rights of a member of a limited liability company under the Act, including but not limited to the right (i) to receive allocations or distributions from the Company, (ii) to vote on any matter, (iii) to participate in the management of the Company, (iv) to act as an agent of the Company, (v) to obtain any information or accounting of the affairs of the Company, and (vi) to inspect the books or records of the Company. If, however, the Company is required by law to recognize the purported Transfer of a Member's Economic Interest, the purported transferee's rights shall be strictly limited solely to allocations and distributions as provided by this Agreement with respect to such Economic Interest. The purported transferee shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights to vote or participate in management or other rights of a Member under the Act. Any allocations and distributions to such purported transferee may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations or liabilities for damages that the transferor or transferee may have to the Company. The parties attempting to engage in any purported Transfer that has not been approved in writing by the Manager shall be liable to indemnify and hold harmless the Company, the Manager and the other Members from all costs, liability and damages that they may incur (including, but not limited to, incremental tax liability and attorneys' fees and expenses) as a result of such purported Transfer and efforts to enforce the indemnity granted under this section.

7.2   Transfers to a Controlled Entity or Trust. Notwithstanding the foregoing, any Member may Transfer all or any portion of his, her or its Membership Interest to (a) a corporation, limited liability company or other entity in which the Member holds a controlling interest or (b) any family trust, family partnership, family limited liability company, or other vehicle used for estate planning purposes in which the transferor, or any member of the transferor's family, or any entity controlled, directly or indirectly, by the transferor or a member of his, her or its family, is the grantor, trustee, general partner, managing member, or otherwise controls, directly or indirectly, the management of such entity. As a condition to a Transfer being permitted pursuant to this section, the transferee must deliver to the transferor (with a copy to the Company) the transferee's irrevocable written proxy to vote on all matters with respect to which the holder of the transferred Membership Interest is entitled to vote, and the transferor must agree in writing to exercise the right to vote authorized by such proxy.

7.3   Death of a Member. Upon the death of any Member who is a natural person, the deceased Member's Economic Interest in the Company shall be transferred to his or her successors in interest, but such successors in interest shall not have the right to become Substituted Members in the Company unless the conditions set forth in Section 7.5 are satisfied.

7.4   Transfers in Compliance with this Article. In the case of a Transfer of all or part of a Member's Membership Interest that is made with the consent of the Manager or pursuant to Sections 7.2, the following shall apply:

(a)   The transferee (other than a transferee who was a Member prior to the Transfer) shall not have the right to become a Substituted Member of the Company without satisfying the applicable conditions of Section 7.5;

(b)   The transferor shall cease to be a Member and shall be released from his, her or its obligations and liabilities to the Company, and the transferee (upon satisfying the applicable conditions of Section 7.5) shall become a Substituted Member subject to the restrictions and liabilities of a Member, including any obligation of the transferor to make Capital Contributions;

(c)   If the applicable conditions set forth in Section 7.5 are not satisfied by the transferee, then the transferor shall remain a Member of the Company and shall not be released from his, her or its obligations and liabilities to the Company;

(d)   Upon the Transfer, the Capital Account of the transferor that is attributable to the transferred Membership Interest shall carry over to the transferee or Member to whom the Membership Interest was transferred; and

(e)   Any transferee or remaining Member who acquires the transferor's Membership Interest shall receive and hold the Membership Interest subject to the terms and conditions of the Act and this Agreement and shall not be entitled to Transfer such Membership Interest except in accordance with this Agreement.

7.5   Requirements for Transferee Becoming a Substituted Member. No transferee shall become a Substituted Member of the Company unless the following conditions are satisfied:

(a)   The Person to whom the Transfer is to be made shall have assumed any and all of the obligations under this Agreement with respect to the Membership Interest to which the Transfer relates;

(b)   All reasonable expenses required in connection with the Transfer shall have been paid by or for the account of the Person to whom the Transfer is to be made;

(c)   All applicable state and federal laws, including securities laws, have been complied with; and

(d)   All agreements and all other documents shall have been executed and filed and all other acts shall have been performed that the Manager deems necessary to make the Person to whom the Transfer is to be made a Substituted Member of the Company.

7.6   **Continued Obligation**. No transfer or exchange of a Membership Interest pursuant to this Article shall relieve the transferor, transferee, seller or purchaser from any duty or obligation owed to the Company or the other Members that accrued prior to the date of the transfer or exchange or shall constitute a waiver or release of claims with respect thereto.

Article 8
Dissociation

8.1   **Events of Dissociation**.

(a)   Except as approved by the written consent of the Manager, a Person shall cease to be a Member of the Company at the following times: (i) upon the Member's dissociation from the Company as provided in Section 29-3602 of the Act, (ii) upon the Transfer of a Member's entire Membership Interest in accordance with Article 7 and the admission the transferee(s) as Substituted Member(s), (iii) upon the Member being expelled as a Member pursuant to the Articles of Organization or this Agreement, (iv) if the Member is a natural person, upon the Member's death, or the entry of an order or judgment by a court of competent jurisdiction adjudicating the Member incompetent to manage his or her person or estate, (v) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee), (vi) if a Member is a partnership, corporation, or limited liability company, at the time such entity ceases to exist as a legal entity, and (vii) if the Member is an estate, the distribution by the fiduciary of the estate's entire Membership Interest. This section is intended to be consistent with Sections 29-3602 and 29-3603 of the Act and shall be interpreted consistently therewith. Each of the events set forth in this section shall be referred to as an "Event of Dissociation."

(b)   A Person shall not cease to be a Member of the Company upon the occurrence of any of the events set forth in paragraphs (a)-(c) of Section 29-3602 of the Act (relating to the bankruptcy, insolvency or other financial difficulties of a Member).

8.2   **Dissociation as Breach of Agreement**. Notwithstanding clause (i) of the first sentence of Section 8.1(a) or any provision of the Act, each Member acknowledges that (a) he, she or it has entered into this Agreement based on the expectation that each Member will continue as a Member and carry out his, her or its duties and obligations under this Agreement, (b) no Member has the right to dissociate from the Company without the written consent of the other Members, and (c) any Event of Dissociation other than an event described in clause (ii) or (iv) of the first sentence of Section 8.1(a) shall constitute a breach of this Agreement.

8.3   **Consequences of Dissociation in Breach of Agreement**. If a Member's dissociation from the Company constitutes a breach of this Agreement as provided in Section 8.2, the Company may recover damages for such breach from the dissociating Member (as provided under Section 29-3601 of the Act and any other applicable provision of law) and the following shall apply:

(a)   The Member (or the Member's successor in interest, as the case may be) shall be treated as an assignee of a Member's Membership Interest, as provided in the Act;

(b)   The Member (or the Member's successor in interest, as the case may be) shall have no right to participate in the business and affairs of the Company or to exercise any rights of a Member under this Agreement or the Act; and

(c)   The Member (or the Member's successor in interest, as the case may be) shall continue to share in distributions from the Company, on the same basis as if such Member had not dissociated; provided that any damages to the Company as a result of such dissociation shall be offset against amounts that would otherwise be distributed to such Member.

Article 9
Dissolution and Termination

9.1   Dissolution. The Company shall dissolve and commence winding up and liquidation upon the earliest of the following to occur:

(a)   The unanimous written consent of the Manager and all of the Members to the dissolution of the Company;

(b)   It becomes unlawful for the business of the Company to be carried on, or for the Members to carry on the business in the Company;

(c)   The sale or other disposition of all or substantially all of the Company's assets and receipt by the Company of the proceeds therefrom;

(d)   An Event of Dissociation of the last remaining Member unless within one hundred eighty (180) days all assignees of Membership Interests in the Company consent in writing to admit at least one Member pursuant to Section 29-3701(A)(3) of the Act to continue the business of the Company;

(e)   The entry of a judgment of dissolution under Section 29-3701(A)(4) of the Act; or

(f)   The involuntary or administrative dissolution by the Arizona Corporation Commission under Section 29-3701 of the Act, unless and until the Company is reinstated pursuant to that section.

9.2   Continuation. Except as provided in Section 9.1(d), an Event of Dissociation with respect to a Member shall not cause a dissolution and the Company shall automatically continue following such Event of Dissociation.

9.3   Distributions Upon Winding Up. Upon the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until the articles of termination have been filed with the Arizona Corporation Commission as required by Section 29-3702 of the Act, or until a decree dissolving the Company has been entered by a court of competent jurisdiction. Upon dissolution of the Company, the Company shall be wound up and liquidated as rapidly as business circumstances permit. The Manager shall act as the liquidating trustee, and the assets of the Company shall be liquidated and the proceeds thereof shall be paid (to the extent permitted by applicable law) in the order of priority set forth in Section 3.2. For the avoidance of doubt, the provisions of Section 29-3404(A) of the Act shall not apply to this Agreement.

9.4 **Deficit Capital Accounts**. Notwithstanding anything to the contrary in this Agreement, if any Member's Capital Account has a deficit balance (taking into account all contributions, distributions, and allocations for the Taxable Year in which the liquidation of the Company's assets occurs), the Member shall not be obligated to make any contribution to the capital of the Company and the negative balance of such Member's Capital Account shall not be considered a debt owed by the Member to the Company or to any other person for any purpose whatsoever.

9.5 **Articles of Termination**. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made there for, and all of the remaining property of the Company has been distributed to the Members, articles of termination shall be executed and filed by the Manager with the Arizona Corporation Commission as required by Section 29-3702 of the Act.

9.6 **Return of Capital Contribution Non-Recourse to Other Members**. Except as provided by law, upon dissolution and winding up, each Member shall look solely to the assets of the Company for the return of his, her or its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of one or more Members, such Member or Members shall have no recourse against any other Member or Manager.


Article 10
Indemnification; Liability to Members


10.1 **Indemnification of the Manager and Members**. The Company shall indemnify, save harmless and pay all judgments and claims against each Manager and each Member relating to any liability or damage incurred by such Manager or Member attributable to any act performed or omitted to be performed by such Manager or Member in connection with the business of the Company, including attorneys' fees incurred by such Manager or Member in connection with the defense of any action based on any such act or omission, which attorneys' fees shall be paid as incurred. The Company shall have the right to assume the defense in any action or claim with respect to which it is indemnifying a Manager or Member in accordance with the provisions of this section. No Manager or Member shall be personally liable or responsible for any claims or obligations, whether to the Company, a Manager or a Member, with respect to any claim or obligation for which the Company has agreed to indemnify, save harmless or pay in accordance with the provisions of this Section 10.1; provided, however, that the provisions of this section shall not result in the indemnification of a Manager or a Member with respect to any liability, claim or obligation attributable to such Manager's or Member's fraud, bad faith, gross negligence or willful misconduct or for any expense, cost or liability for which such Manager or Member is personally responsible or liable under the terms of this Agreement or any other instrument.

10.2 **Other Sources**. The indemnification provided for in this Article shall apply only in the event, and to the extent, that a Manager or a Member is not entitled to indemnification, or other payment, from any other source (including insurance).

10.3 **Liability to Other Members**. No Manager or Member shall be personally liable for the failure of the Company to make distributions as set forth in this Agreement and shall not be liable, responsible, accountable in damages or otherwise to the Company or the Members for any act or omission performed or omitted by such Manager or Member in connection with the Company or its business. Notwithstanding the foregoing, a Manager and the Members shall in all instances be liable for acts or omissions in breach of this Agreement or which constitute fraud, gross negligence, willful misconduct or breach of fiduciary duty. If a Manager or a Member acts or refrains from acting in reasonable reliance on the advice of counsel, the Manager or Member shall be deemed to have had a good faith belief with respect to such inaction or action. A Manager or Member shall not be required, however, to procure the advice of counsel to be entitled to the benefit of this section.

Article 11
Books, Records, Reports and Accounting

11.1   **Books and Records**. The Manager shall keep or cause to be kept at the Principal Address of the Company or electronically the following: (a) a current list of the full name and last known business, residence or mailing address of each Manager and Member, (b) a copy of the initial Articles of Organization of the Company and all amendments thereto, (c) copies of all written operating agreements and all amendments to the agreements, including any prior written operating agreements no longer in effect, (d) copies of any written and signed promises by any Member to make Capital Contributions to the Company, (e) copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years, (f) copies of any financial statements of the Company for the three (3) most recent years, and (g) minutes of every meeting of the Members as well as any written consents of Members or actions taken by Members without a meeting.

11.2   **Taxable Year and Accounting**. The Taxable Year of the Company shall be the calendar year. All decisions as to other accounting matters, except as specifically provided to the contrary in this Agreement, shall be made by the Manager.

11.3   **Preparation of Tax Returns**. The Manager shall arrange for the preparation and timely filing of all returns of the Company for federal and state income tax purposes and shall cause to be furnished to the Members the tax information reasonably required for federal and state income tax reporting purposes. The classification, realization and recognition of income, gain, losses and deductions and other items, for federal income tax purposes, shall be on that method of accounting as the Manager shall determine.

11.4   **Tax Elections**. The Partnership Representative (as defined below) may in his, her or its discretion determine whether to make any available elections pursuant to the Code.

11.5   **Partnership Representative**.

(a)   The Manager shall designate a Person (the "Partnership Representative") as the Company's "partnership representative" as such term is defined in the Code.

(b)   The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Members agree to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably required by the Partnership Representative to conduct those proceedings. The Partnership Representative agrees to promptly notify the Members upon the receipt of any correspondence from any federal, state or local tax authorities relating to any examination of the Company's affairs.

(c)   Joseph McCallum shall serve as the initial Partnership Representative.

(d)   The Partnership Representative will apply the provisions of subchapter C of Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015 (or any successor rules thereto) (the "2015 Act") with respect to any audit, imputed underpayment, other adjustment, or any such decision or action by the Internal Revenue Service with respect to the Company or the Members for such taxable years, in the manner determined by the Partnership Representative. For the avoidance of doubt, the Partnership Representative may (i) elect to apply the rules in subchapter C of Chapter 63 of the Code, as amended by the 2015 Act, for taxable years prior to January 1, 2018, or (ii) elect to apply Section 6221(b) (if applicable) or Section 6226 of the Code or elect to file an administrative adjustment pursuant to Section 6227 of the Code, in each case as amended by the 2015 Act and in the manner determined by the Partnership Representative. Each Member does hereby agree to indemnify and hold harmless the Company from and against any liability with respect to its share of any tax deficiency paid or payable by the Company that is allocable to the Member (as reasonably determined by the Partnership Representative) with respect to an audited or reviewed taxable year for which such Member was a Member in the Company (for the avoidance of doubt, including any applicable interest and penalties). The obligations set forth in this section will survive such Member's ceasing to be a Member in the Company and/or the termination, dissolution, liquidation and winding up of the Company.

(e)   Each Member will provide such cooperation and assistance, including executing and filing forms or other statements and providing information about the Member, as is reasonably requested by the Partnership Representative to enable the Company to satisfy any applicable tax reporting or compliance requirements, to make any tax election or to qualify for an exception from or reduced rate of tax or other tax benefit or be relieved of liability for any tax regardless of whether such requirement, tax benefit or tax liability existed on the date such Member was admitted to the Company. If a Member fails to provide any such forms, statements, or other information requested by the Partnership Representative, such Member will be required to indemnify the Company for the share of any tax deficiency paid or payable by the Company that is due to such failure (as reasonably determined by the Partnership Representative). The obligations set forth in this section will survive such Member's ceasing to be a Member in the Company and/or the termination, dissolution, liquidation and winding up of the Company.

Article 12
Miscellaneous

12.1   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.

12.2   Notices. Notices shall be delivered either by private messenger service, facsimile transmission, electronic mail (e-mail), or by private or governmental mail. Any notice or document required or permitted hereunder to a Member shall be in writing and shall be deemed to be given on the date received by the Member; provided, however, that all notices and documents mailed to a Member in the United States mail, postage prepaid, certified mail, return receipt requested, addressed to the Member at his, her or its respective address as shown in the records of the Company, shall be deemed to have been received five (5) days after mailing. The address of each of the Members shall for all purposes be as set forth on Schedule A unless otherwise changed by the applicable Member by notice to the Company as provided in this section.

12.3   Severability. If any provision of this Agreement shall be conclusively determined by a court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby. Every provision of this Agreement is intended to be severable.

12.4   Binding Effect. Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the Members and their respective successors and, where permitted, assigns.

12.5   **Titles and Captions**. All article and section headings are for convenience only and are not a part of the context of this Agreement.

12.6   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the appropriate Person may require.

12.7   **No Third-Party Rights**. This Agreement is intended to create enforceable rights between the parties hereto only, and creates no rights in, or obligations to, any other Persons whatsoever. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

12.8   **Timing**. Time is of the essence in the performance of each and every obligation imposed under this Agreement.

12.9   **Number of Days**. In computing any number of days for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or day that is a legal holiday in the State of Arizona, then the final day shall be deemed to be the next day that is not a Saturday, Sunday or legal holiday in the State of Arizona.

12.10   **Waiver of Partition**. Each Member irrevocably waives any right it may have to maintain any action for partition with respect to any real property, personal property, or any other assets of the Company, including but not limited to the Project and its improvements.

12.11   **Further Assurances**. The Members shall execute all further instruments and perform all acts which are or may become necessary to effectuate and to carry on the business contemplated by this Agreement.

12.12   **Estoppel Certificates**. The Members hereby agree that, at the request of any Member, they shall each execute and deliver an estoppel certificate stating, to the extent true, that this Agreement is in full force and effect and that to the best of such Member's knowledge and belief there are no defaults by any Member (or that certain defaults exist, as the case may be) under this Agreement.

12.13   **Amendments**. The Manager may amend this Agreement in its sole discretion. Notwithstanding the forgoing, if an amendment to this Agreement will have a material and adverse effect on the interests of the Members, then such amendment shall require the unanimous agreement of the Members and the Manager.

12.14   **Execution in Counterparts; Electronic Signatures**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts of the Agreement, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. To facilitate execution of this Agreement, any party to this Agreement may execute and exchange counterparts of the signature pages by telephone facsimile or by electronic email, including by use of DocuSign or similar encrypted electronic document system, and in the event of such execution, such facsimile or electronic e-mail transmission shall be deemed to be an original signature for all purposes.

12.15   **Entire Agreement**. This Agreement contains all the agreements between the parties hereto and supersedes any and all prior agreements, arrangements or understandings between the parties relating to the subject matter hereof. No oral understandings, oral statements, oral promises, or oral inducements exist. No representations, warranties, covenants or conditions, express or implied, whether by statute or otherwise, other than as set forth in this Agreement, have been made by the parties thereto to this Agreement.

12.16 **Applicability of the Act**. Except for those items set forth in Section 29-3105(C) of the Act, in the event of a conflict between this Agreement and the Act, the provisions of this Agreement shall govern. For the avoidance of doubt, at all times this Agreement shall supersede any provision, requirement or duty under the Act, and in the event this Agreement is silent on a matter set forth in the Act, such omission shall mean the provision, requirement or duty set forth in the Act shall not apply to the Company (unless such omission in this Agreement is prohibited by the Act).

12.17 **Arbitration**. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, that cannot be settled by negotiation between the parties will be referred to mediation by an independent and neutral third party selected by the parties or selected by independent nominees of each party. The mediation must be conducted within twenty days after the date a party requests mediation and must take place in Phoenix, Arizona. If the mediation fails to resolve the matter within five business days of the mediation, except as otherwise provided herein, all disputes arising out of or related to this Agreement then will be submitted to binding arbitration before a single arbitrator in the City of Phoenix in accordance with the Arizona Revised Uniform Arbitration Act, A.R.S. §§ 12-3001 et seq. as amended from time to time. If the parties cannot agree to an arbitrator within five business days of service of a Demand for Arbitration, then the arbitrator will be appointed by the presiding civil judge of the Maricopa County Superior Court. The prevailing party in the arbitration and any related court proceedings will be entitled to recover reasonable attorney's fees, costs and expenses, including fees paid to the arbitrator. The arbitration award may be entered as a judgment in any court of competent jurisdiction. The Maricopa County Superior Court will have exclusive original jurisdiction of all court proceedings relating to the arbitration.

12.18 **Legal Counsel**. The Company's majority Member and Manager, Nearby Cactus Family Holdings LLC, has retained Ambrosio Law LLC ("ALL") to prepare this Agreement and related documents.

(a)   Each Member is advised that it is entitled to be represented by counsel of his, her or its choice with respect to becoming a member in the Company, and each Member should seek advice from its own counsel in regard to its Membership Interest in the Company and execution of this Agreement. Each Member acknowledges that it has sought advice from its own separate legal counsel in this regard, or has chosen not to do so. ALL is representing only the Manager, and each Member acknowledges that ALL has not undertaken any duty and has no duty or obligation of any kind to any Member in connection with this Agreement or any other documents contemplated by this Agreement.

(b)   Each Member acknowledges that ALL is not giving tax advice to the Company or any Member.

(c)   From time to time, and subject to the Rules of Professional Conduct of the State Bar of Arizona, ALL is permitted to render legal advice and to provide legal services to the Manager, its members and their respective Affiliates (collectively, the "Represented Parties") with respect to the Company. In no event does or will an attorney-client relationship exist between ALL and any other Member or any of their respective Affiliates in the absence of an express written engagement agreement between such Member and ALL.

(d)   Subject to the Rules of Professional Conduct of the State Bar of Arizona, ALL shall be permitted to render legal advice and to provide legal services to the Company on behalf of Nearby Cactus Family Holdings LLC. Each Member agrees that such representation does not disqualify ALL from providing legal advice and legal services at any time in the future.

(e)   Each Member will at all times continue to engage and consult with its own separate legal counsel, if any, in connection with matters and affairs relating to the Company, including matters pertaining to the tax consequences of this Agreement. If any dispute or controversy arises between any Member and any one or more of the Represented Parties, then each Member agrees that ALL may represent either the Company or Represented Parties (or their Affiliates), or both or all of them, in any such dispute or controversy to the extent permitted by the Rules of Professional Conduct of the State Bar of Arizona or similar rules in any other jurisdiction.


Article 13
Definitions


In addition to those terms which are otherwise defined in this Agreement, the following terms used in this Agreement shall have the meanings described below:

"Act" shall mean the Arizona Limited Liability Company Act, A.R.S. § 29-3101 *et seq*., as amended from time to time (or any corresponding provisions of succeeding law).

"Adjusted Basis" shall have the meaning given such term in Section 1011 of the Code.

"Adjusted Capital Account Deficit" shall mean with respect to any Member, the deficit balance, if any, in that Member's Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments: (a) the Capital Account shall be increased by the amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Sections 1.704-2(g)(1) and (i)(5) of the Regulations, and (b) the Capital Account shall be increased by the items described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations. This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Affiliate" shall mean, with respect to any Member, any Person (a) who directly or indirectly controls, is controlled by or is under common control with the Member; (b) who owns or controls ten percent (10%) or more of the outstanding voting or economic interests of the Member; (c) in which the Member owns more than ten percent (10%) of the voting or economic interests; (d) who is an officer, director, general partner or managing member of the Member; or (e) who is an officer, director, general partner, managing member, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (a) through (d) of this sentence. For purposes of this definition, the terms "controls," "is controlled by," and "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting interests, by contract or otherwise. In the case of a Person who is an individual, the term "Affiliate" includes the Person's spouse, lineal ancestors or descendants by birth or adoption, and trusts for the benefit of such Person or any of the foregoing individuals.

"AFR" shall mean the annual long term percentage rate determined under Section 1274(d) of the Code.

"Agreement" shall mean this amended and restated operating agreement, as it may be amended from time to time, complete with any exhibits and schedules hereto.

"Articles of Organization" shall mean the Company's articles of organization filed with the Arizona Corporation Commission, as they may be amended or restated from time to time.

"Capital Account" shall mean the accounting record of each Member's capital interest in the Company maintained in accordance with the rules applicable to partnerships that are set forth in Section 1.704-1(b)(2)(iv) of the Regulations.

"Capital Contribution" shall mean, with respect to any Member, an amount of money contributed by that Member to the Company and, if property other than money is contributed, the initial Gross Asset Value of such property, net of liabilities assumed or taken subject to by the Company; the term shall not include the fair market value of, or any other amount attributable to, services rendered to the Company by a Member.

"Cause" shall mean any act or series of acts that both (a) constitutes fraud, a felony relating to the Manager's role as such or involving moral turpitude, gross negligence in the management of the Company, or a breach of a fiduciary duty arising under this Agreement, and (b) in the reasonable judgment of a Super Majority in Interest (which super majority shall not include Nearby Cactus Family Holdings LLC), clearly reflects an unfitness on the part of the Manager to continue to serve in a management capacity with regard to the Company.

"Code" shall mean the Internal Revenue Code of 1986 (or successor thereto), as amended from time to time.

"Company" shall mean the limited liability company formed pursuant to this Agreement, as such limited liability company may from time to time be constituted.

"Economic Interest" shall mean the economic interest of a Person in the Company including, without limitation, such Person's rights to a distributive share of the Profits and Losses of the Company, rights to a distributive share of assets, but excluding the right to vote and otherwise to participate in the management and control of the business and operations of the Company.

"Gross Asset Value" shall mean with respect to any Company asset, the asset's Adjusted Basis, except that (a) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of that asset, (b) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values upon (i) the acquisition of an additional interest in the Company for more than a de minimus Capital Contribution by any new or existing Member, (ii) a distribution of more than a de minimus amount of Company assets in full or partial liquidation of any Membership Interest, or (iii) the liquidation of the Company. For purposes of determining the continuing Gross Asset Value of an asset, all depreciation, amortization and loss recovery deductions with respect to each asset shall be based on the Gross Asset Value of that asset and shall further adjust the Gross Asset Value of that asset.

"Losses" shall have the meaning set forth in the definition of "Profits" and "Losses."

"Manager" shall mean any Person designated as a "Manager" pursuant to Article 5.

"**Member**" shall mean any Person who is identified as a member in <u>Schedule A</u> of this Agreement and each Person who may be subsequently admitted to the Company as a Substituted Member, until such time as an Event of Dissociation occurs with respect to that Person or the Person otherwise ceases to be a Member pursuant to this Agreement.

"**Membership Interest**" shall mean a Member's entire interest in the Company including such Member's Economic Interest and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action, of or by the Members granted pursuant to this Agreement or the Act.

"**Net Cash Flow**" shall mean the gross proceeds from Company operations, sales, and refinancing of debt, less the portion thereof used to pay or establish reasonable reserves for all Company expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the Manager. "Net Cash Flow" shall not be reduced by depreciation, amortization, or similar allowances, but shall be increased by any reduction of reserves previously established pursuant to the first sentence of this definition.

"**Person**" shall mean an individual, firm, corporation, partnership, limited liability company, association, estate, trust, pension or profit-sharing plan, or any other entity.

"**Principal Address**" shall mean the registered Arizona office of the Company at which the records of the Company are kept as required under the Act.

"**Profits**" and "**Losses**" shall mean for each Taxable Year or other period, an amount equal to the Company's taxable income or loss for that year or period, determined in accordance with Sections 702 and 703 of the Code with the following adjustments:

(a)   Any income of the Company exempt from federal income tax not otherwise taken into account in computing Profits or Losses shall be added to that taxable income or loss;

(b)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, shall be subtracted from that taxable income or loss;

(c)   In the event the Gross Asset Value of any Company asset is adjusted as required by the definition of Gross Asset Value, the amount of that adjustment shall be taken into account as gain or loss from the disposition of that asset (assuming the asset was disposed of just prior to the adjustment) for purposes of computing Profits or Losses in the Taxable Year of adjustment;

(d)   Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the Adjusted Basis of that property may differ from its Gross Asset Value;

(e)   Depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss shall be based on the Gross Asset Value of an asset; and

(f)   Any items of income, gain, loss or deduction that are specially allocated pursuant to <u>Article 4</u> shall not be taken into account in computing Profits or Losses.

"Regulations" shall mean pronouncements, as amended from time to time, or their successor pronouncements, which clarify, interpret and apply the provisions of the Code, and which are designated as "Treasury Regulations" by the United States Department of the Treasury.

"Substituted Member" shall mean any Person admitted to the Company as a Substituted Member pursuant to Article 7.

"Taxable Year" shall mean the year on which the accounting and federal income tax records of the Company are kept, which shall be the calendar year.

"Transfer" shall mean (i) when used as a verb, to sell, assign, transfer, give, donate, pledge, deposit, alienate, bequeath, devise or otherwise encumber or dispose of in any way or manner, or (ii) when used as a noun, any sale, assignment, transfer, gift, donation, pledge, deposit, alienation, bequest, devise or other encumbrance or disposition.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties have executed this Operating Agreement as of the Effective Date.

MANAGER:
Nearby Cactus Family Holdings LLC
an Arizona limited liability company

_____
Joseph McCallum
Authorized Member

_____
Adam McCallum
Authorized Member

MEMBERS:

MEMBER	SIGNATURE
NEARBY CACTUS FAMILY HOLDINGS LLC	By: Joseph McCallum, Its: Authorized Member Date: By: Adam McCallum, Its: Authorized Member Date: 1/13/2022
Brett Caughran	_____ Date:
AMBRELL PHX XXI LLC	_____ By: Nathan Welborne, Its: Authorized Member Date:
SNOWDEN INVESTMENTS LLC	_____ By: Matthew Snowden, Its: Managing Member Date:
POMEROY LIVING TRUST	_____ By: Cathy Ann Pomeroy, Its: Trustee Date:
Paul Parent	_____ Date:

MEMBERS:

MEMBER	SIGNATURE
NEARBY CACTUS FAMILY HOLDINGS LLC	By: Joseph McCallum, Its: Manager Date:
Brett Caughran	_(signature)_ Date: 12/28/21
AMBRELL PHX XXI LLC	By: Nathan Welborne, Its: Authorized Member Date:
SNOWDEN INVESTMENTS LLC	By: Matthew Snowden, Its: Managing Member Date:
POMEROY LIVING TRUST	By: Cathy Ann Pomeroy, Its: Trustee Date:
Paul Parent	Date:

MEMBERS:

MEMBER	SIGNATURE
NEARBY CACTUS FAMILY HOLDINGS LLC	_____ By: Joseph McCallum, Its: Manager Date:
Brett Caughran	_____ Date:
AMBRELL PHX XXI LLC	*[signature]* _____ By: Nathan Welborne, Its: Authorized Member Date:
SNOWDEN INVESTMENTS LLC	_____ By: Matthew Snowden, Its: Managing Member Date:
POMEROY LIVING TRUST	_____ By: Cathy Ann Pomeroy, Its: Trustee Date:
Paul Parent	_____ Date:

MEMBERS:

MEMBER	SIGNATURE
NEARBY CACTUS FAMILY HOLDINGS LLC	____________________ By: Joseph McCallum, Its: Manager Date:
Brett Caughran	____________________ Date:
AMBRELL PHX XXI LLC	____________________ By: Nathan Welborne, Its: Authorized Member Date:
SNOWDEN INVESTMENTS LLC	[signature] By: Matthew Snowden, Its: Managing Member Date: December 28, 2021
POMEROY LIVING TRUST	____________________ By: Cathy Ann Pomeroy, Its: Trustee Date:
Paul Parent	____________________ Date:

MEMBERS:

MEMBER	SIGNATURE
NEARBY CACTUS FAMILY HOLDINGS LLC	_____ By: Joseph McCallum, Its: Manager Date:
Brett Caughran	_____ Date:
AMBRELL PHX XXI LLC	_____ By: Nathan Welborne, Its: Authorized Member Date:
SNOWDEN INVESTMENTS LLC	_____ By: Matthew Snowden, Its: Managing Member Date:
POMEROY LIVING TRUST	_Cathy Pomeroy_ By: Cathy Ann Pomeroy, Its: Trustee Date: 12/17/2021
Paul Parent	_____ Date:

MEMBERS:

MEMBER	SIGNATURE
NEARBY CACTUS FAMILY HOLDINGS LLC	By: Joseph McCallum, Its: Manager Date:
Brett Caughran	Date:
AMBRELL PHX XXI LLC	By: Nathan Welborne, Its: Authorized Member Date:
SNOWDEN INVESTMENTS LLC	By: Matthew Snowden, Its: Managing Member Date:
POMEROY LIVING TRUST	By: Cathy Ann Pomeroy, Its: Trustee Date:
Paul Parent	*[signature]* Date: 12/30/2021

SCHEDULE A

Names and Addresses of Members, and Capital Contributions

Name and Address of Members	Capital Contributions	Capital Contribution Percentage
Nearby Cactus Family Holdings LLC 6534 N 13th St Phoenix, AZ 85014	$ 889,678.00	78.1%
Brett Caughran 8654 E Thoroughbred Trl Scottsdale, AZ 85258	$100,000.00	8.8%
Ambrell PHX XXI LLC PO Box 2284 Scottsdale, AZ 85257	$85,000.00	7.5%
Snowden Investments LLC 6868 N 7th Ave, Suite 204 Phoenix, AZ 85013	$25,000.00	2.2%
Pomeroy Living Trust Attn: Stephen Pomeroy 4708 N 30th Pl Phoenix, AZ 85016	$25,000.00	2.2%
Paul Parent 5455 N 18th St, Unit 30 Phoenix, AZ 85016	$15,000.00	1.3%
TOTAL:	$1,139,678	100%

EXHIBIT E: NON-NEGOTIABLE PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON _____, 2025 AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		*Principal Amount*	$_____

       FOR VALUE RECEIVED, Rise Over Run LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated _____, 2025, the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

       IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

                          RISE OVER RUN LLC

                          By: **NEARBY CACTUS FAMILY HOLDINGS LLC**
                            Its Manager

                          By: _____
                            Joseph McCallum, Authorized Manager

EXHIBIT F: NOTE INDENTURE

This Note Indenture is entered into by Rise Over Run LLC, an Arizona limited liability company (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on or around September 24, 2025 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Note Indenture to Notes**. The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1.   The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2.   The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3.   The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3.   **Consequences of Default**.

3.1.   **Notice**. Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.

3.2.   **Appointment of Representative**.

3.2.1.   **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2.   **Authority of Representative**. The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3.   **Power of Attorney**. Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonable necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4.   **No Separate Claims**. No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5.   **Release of Claims by Purchasers**. Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6.   **Fees of Representative**. The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7.   **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8.   **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3.   **Remedies**.

3.3.1.   **In General**. Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2.   **Additional Interest**. Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were eight and one-quarter percent (8.25%) before an Event of Default, it would be ten and two-tenths (10.2%) following and during the continuance of an Event of Default.

3.3.3.   **Expenses**. Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4.   **Application of Payments**.

3.4.1.   **In General**. Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a)   First, to pay the expenses described in section 3.3.3;

(b)   Second, to pay interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c)   Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2.   **Payments Deemed Held in Trust**. Any Purchaser who receives a payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers, and shall return such excess on demand.

3.5.   **Forbearance Not a Waiver**. If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Purchaser or the Representative, as the case may be.

3.6.   **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1.   The date the Representative and the Company enter into a settlement of all claims; or

3.6.2.   If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3.   If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4.   **Limitation on Distributions**.

4.1.   **Certification Required**. Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2.   **No Distributions Upon Default**. The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3.   **Obligation to Return Distributions**. Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4.   **Limitation of Liability**. Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5.   **Payments Required**.

    5.1.   **Maturity Date**. The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due on December 31, 2035 (the "Maturity Date").

    5.2.   **Regular Interest**. Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of eight and one-half percent (8.5%) per year, calculated from the day that each investor's funds are deposited in the offering bank account. Regular Interest shall be paid quarterly, on the 15th of the month following that quarter for all Regular Interest accrued through that quarter. However, if the Company's Cash Flow (as defined below) is less than the amount of all Regular Interest due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at four percent (4%) per year until paid.

    5.3.   **Cash Flow**.

        5.3.1.   **In General**. For purposes of this section 5, the Company's "Cash Flow" means the excess of the Company's cash receipts over its cash expenses. Cash receipts include, but are not limited to, contributions and loans from members and others (including the proceeds of the Offering and other offerings of securities), rents, interest, the proceeds of loans, and amount released from reserve accounts; while cash expenses include, but are not limited to, debt service, loan repayments, taxes, rent, fees and expenses paid to third parties, and amounts contributed to reserve accounts. Every distribution made to the equity owners of the Company shall be deemed to consist of Cash Flow.

        5.3.2.   **Payments to Related Persons**. Payments made by the Company to related parties shall not be taken into account in calculating the Company's Cash Flow. For these purposes, "related parties" means any member, manager, or officer of the Company and any person that would be treated as related to a member, manager, or officer under sections 267(b) or 707(b) of the Internal Revenue Code, substituting the phrase "at least 10%" for the phrase "more than 50%" each place it occurs.

    5.4.   **Prepayment**. The Company may prepay any Note at any time, in whole or in part, without penalty.

6.   **Payment and Withholding**.

    6.1.   **Payment**. All payments with respect to the Notes will be made as Automated Clearing House

(ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2.   **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a state, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

7.   **Transfers**.

7.1.   **Limitations on Transfers**. Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2.   **Conditions**. In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3.   **First Right of Refusal**. In the event a Purchaser (the "<u>Selling Purchaser</u>") desires to sell or otherwise transfer one or more Notes (the "<u>Transfer Notes</u>") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4.   **Exempt Transfers**. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8.   **Replacement of Indenture**.

8.1.   **In General**. The Company may at any time propose to replace this Note Indenture in its entirety with a different indenture (the "Replacement Note Indenture"). The Company shall forward to all Purchasers a true copy of the proposed Replacement Indenture (the "Replacement Indenture Notice"). Upon the affirmative consent of Purchasers holding at least twenty five percent (25%) of all outstanding Notes, measured by outstanding principal amount, the Replacement Note Indenture shall be deemed to have been adopted by all of the Purchasers and shall replace and supersede this Note Indenture in its entirety. If such affirmative consent has not been obtained within ninety (90) days following the date of the Replacement Indenture Notice, then the Company shall not again seek the consent of the Purchasers for any replacement indenture for a period of an additional ninety (90) days.

8.2.   **Amendment without Consent of Purchasers**. Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1.   Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2.   Establish the form or terms of Notes;

8.2.3.   Cure any ambiguity, defect, or inconsistency;

8.2.4.   Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5.   Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6.   Secure the Notes; or

8.2.7.   Make any other change that does not adversely affect the rights of any Purchaser.

9.   **Related Parties**. In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at

least 10%" for the phrase "more than 50%."

10.   **Miscellaneous**.

10.1.   **Electronic Delivery**. All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2.   **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to info@riseoverrunaz.com, if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3.   **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4.   **No Sinking Fund**. Notes are not entitled to any sinking fund.

10.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Arizona without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the courts of Maricopa County, State of Arizona or the Federal courts located in Maricopa County, State of Arizona, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Arizona law, and (v) if such Purchaser is not otherwise subject to service of process in Arizona and to notify the Company of the name and address of such agent.

10.6.   **Waiver of Jury Trial**. Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

RISE OVER RUN LLC
By Its Manager

NEARBY CACTUS FAMILY HOLDINGS LLC

By: _____

Joseph McCallum, Authorized Manager

EXHIBIT G: FINANCIAL STATEMENTS



Rise Over Run, LLC
(the "Company")
an Arizona Limited Liability Company

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Rise Over Run, LLC Management

We have reviewed the accompanying consolidated financial statements of Rise Over Run, LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
Sep 10, 2025

RISE OVER RUN, LLC
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	56,387	38,996
Total Current Assets		56,387	38,996
Non-Current Assets:			
Fixed Assets - net	$	1,087,264	1,097,391
Total Non-Current Assets		1,087,264	1,097,391
TOTAL ASSETS	$	1,143,651	1,136,387
LIABILITIES AND EQUITY			
Current Liabilities:			
Tenant Security Deposit		4,400	2,800
Notes Payable - Short Term		2,885	1,561
Total Current Liabilities	$	7,285	4,361
Non-Current Liabilities:			
Notes Payable - Long Term	$	119,933	122,818
Total Non-Current Liabilities	$	119,933	122,818
TOTAL LIABILITIES		127,218	127,179
EQUITY			
Members' Equity	$	1,099,975	1,099,975
Accumulated Deficit		(83,541)	(90,766)
TOTAL EQUITY	$	1,016,433	1,009,208
TOTAL LIABILITIES AND EQUITY	$	1,143,651	1,136,387

See Accompanying Notes to these Unaudited Financial Statements

RISE OVER RUN, LLC
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Rental Income	$	85,849	38,600
Gross Profit	$	85,849	38,600
Operating Expenses			
Advertising and Marketing	$	114	690
General and Administrative		6,472	7,631
Insurance Expense		4,414	6,531
Interest Expense		10,227	4,290
Property Taxes		3,978	4,099
Repairs and Maintenance		1,689	588
Taxes		6,868	6,419
Depreciation		46,745	40,020
Total Operating Expenses		**80,507**	**70,268**
Total Loss from Operations	$	**5,342**	**(31,667)**
Other Income (Expense)			
Other Income	$	1,883	2,197
Total Other Income (Expense)		**1,883**	**2,197**
Net Income (Loss)	$	**7,225**	**(29,470)**

See Accompanying Notes to these Unaudited Financial Statements

RISE OVER RUN, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Retained Earnings	Total Members'
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	-	1,100,110	(61,296)	1,038,814
Prior period adjustment	-	(136)	-	(136)
Net income (loss)	-	-	(29,470)	(29,470)
Ending balance at 12/31/23	-	1,099,975	(90,766)	1,009,208
Net income (loss)	-	-	7,225	7,225
Ending balance at 12/31/24	-	1,099,975	(83,541)	1,016,433

See Accompanying Notes to these Unaudited Financial Statements

RISE OVER RUN, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	7,225	(29,470)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		46,745	40,020
Tenant Security Deposit		1,600	2,800
Notes Payable - Short Term		1,324	1,561
Notes Payable - Related Party		-	(4,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		49,670	40,381
Net Cash provided by (used in) Operating Activities	$	56,895	10,911
INVESTING ACTIVITIES			
Fixed Assets - net	$	(36,618)	(190,092)
Net Cash provided by (used in) Investing Activities	$	(36,618)	(190,092)
FINANCING ACTIVITIES			
Notes Payable - Long Term	$	(2,885)	122,818
Net Cash provided by (used in) Financing Activities	$	(2,885)	122,682
Cash at the beginning of period		38,996	95,495
Net Cash increase (decrease) for period	$	17,391	(56,499)
Cash at end of period	$	56,387	38,996
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		10,227	4,290

See Accompanying Notes to these Unaudited Financial Statements

Rise Over Run, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Rise Over Run, LLC, ("the Company") was formed in Arizona on December 17th, 2021. The Company operates as a holding entity for two retail real estate subsidiaries, 503-509 West Hatcher, LLC and 524 West Hatcher, LLC. The Company's headquarters is in Phoenix, Arizona. The Company's customers will be located in the United States.

Controlling Entities

Carolyn McCallum is the Trustee of the Carolyn McCallum Living Trust dated May 1st, 2017. This trust is the sole member and owner of Nearby Cactus Family Holdings, LLC, which in turn owns 78.1% of Rise Over Run LLC.

Nearby Cactus Family Holdings, LLC ("NCFH"), formed in Arizona on January 1st, 2021, is the manager and majority owner of the Company. NCFH also owns majority positions in Eye Opener, LLC and Familiar Agave, LLC. Each of these entities has wound down operations and is no longer actively engaged in any business or investments.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries:

1. 503-509 West Hatcher, LLC, an Arizona entity formed on September 17, 2021.
2. 524 West Hatcher, LLC, an Arizona entity formed on December 21, 2020.

All significant intercompany transactions are eliminated.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $56,387 and $38,996 in cash andcash equivalents as of December 31, 2024 and December 31, 2023, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Building Improvements	30	364,574	339,108
Equipment	10	175,456	164,304
Buildings	30	540,875	540,875
Land	N/A	135,219	135,219
Less: Accumulated Depreciation		(128,860)	(82,115)
Totals		**1,087,264**	**1,097,391**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing occupiable retail space to its tenants at 503-509 West Hatcher LLC. The Company's payments are collected at the beginning of each month. The Company's primary performance obligation is to provide occupiable space to tenants over the lease period, and revenue is recognized as the performance obligation is satisfied. There is no advance payment or deferred revenue related to services delivered before the tenant occupies the space, as payments are collected at the start of the rental period and performance is delivered simultaneously.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including bank fees, utilities, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

All revenue generated by 524 West Hatcher, LLC was derived from rent paid by Eye Opener LLC, a related party due to common ownership by Nearby Cactus Family Holdings, LLC. Eye Opener LLC's minority owners also operated the business.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Bank Loan - On July 28, 2023, the Company entered into a loan agreement with KS StateBank for $125,000. The loan carries an initial fixed interest rate of 8.09% per annum for the first five years, after which it converts to a variable rate based on the one-year U.S. Treasury Constant Maturity Index plus 4.00%, subject to a minimum rate of 8.09%. The loan matures on July 28, 2048. The loan is secured by deeds of trust on real estate held by the Company's subsidiaries, 503-509 West Hatcher, LLC and 524 West Hatcher, LLC, as well as assignments of rents and personal guarantees by certain members. The balance of this loan was $122,818 and $124,379 as of December 31, 2024 and December 31, 2023, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Bank Loan	125,000	Varies	7/28/2048	2,885	119,933	122,818	1,561	122,818	124,379
Total				2,885	119,933	122,818	1,561	122,818	124,379

5 Year Debt Maturities

Year	Grand Total
2025	2,885
2026	2,164
2027	2,346
2028	2,420
2029 and Beyond	113,003
Total	**122,818**

NOTE 6 – EQUITY

The Company is structured as a limited liability, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is below.

Holder	Ownership
Nearby Cactus Family Holdings, LLC	78.1%
B. Caughran	8.8%
A. PHX XXI, LLC	7.5%
Snowden Investments, LLC	2.2%
P. Living Trust	2.2%
P. Parent	1.3%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 10, 2025, the date these financial statements were available to be issued.

Subsequent to year-end, the Company began development of a taproom and community space that will occupy the 524 building. Upon completion, the Company anticipates generating revenue from multiple sources, including rental income, food and beverage sales, and event fees.

EXHIBIT H: PROJECT BUDGET

How will this work for you?*

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	TOTAL
Cash Inflows											
Investor Capital	$ 150,000										$ 150,000
Owner Loan	$ 125,000										$ 125,000
Bank Loan	$ 600,000										$ 600,000
Rent	$ 45,300	$ 86,659	$ 109,559	$ 112,538	$ 115,599	$ 118,744	$ 121,975	$ 125,295	$ 128,706	$ 132,210	$ 1,096,585
Taproom Revenue	$ 50,213	$ 719,713	$ 819,109	$ 840,305	$ 862,064	$ 884,403	$ 907,338	$ 930,885	$ 955,061	$ 979,886	$ 7,948,975
Total Inflows	**$ 970,513**	**$ 806,372**	**$ 928,668**	**$ 952,843**	**$ 977,663**	**$ 1,003,147**	**$ 1,029,313**	**$ 1,056,179**	**$ 1,083,767**	**$ 1,112,096**	**$ 9,920,560**
Cash Outflows											
Property Expenses	$ (12,000)	$ (12,360)	$ (12,731)	$ (13,113)	$ (13,506)	$ (13,911)	$ (14,329)	$ (14,758)	$ (15,201)	$ (15,657)	$ (137,567)
Taproom Expenses	$ (232,533)	$ (569,569)	$ (624,930)	$ (641,093)	$ (657,674)	$ (674,683)	$ (692,134)	$ (710,037)	$ (728,404)	$ (747,249)	$ (6,278,304)
Bank Debt Service	$ (149,300)	$ (51,362)	$ (54,620)	$ (54,620)	$ (54,620)	$ (54,620)	$ (54,620)	$ (54,620)	$ (54,620)	$ (54,620)	$ (637,624)
Owner Loan Debt Service	$ -	$ -	$ (10,625)	$ (10,625)	$ (10,625)	$ (10,625)	$ (10,625)	$ (10,625)	$ (10,625)	$ (10,625)	$ (85,000)
Construction	$ (500,000)										$ (500,000)
Misc	$ (12,000)										$ (12,000)
Total Outflows	**$ (905,833)**	**$ (633,291)**	**$ (702,906)**	**$ (719,451)**	**$ (736,425)**	**$ (753,840)**	**$ (771,708)**	**$ (790,040)**	**$ (808,851)**	**$ (828,151)**	**$ (7,650,495)**
Net Cash Flow	**$ 64,680**	**$ 173,081**	**$ 225,762**	**$ 233,392**	**$ 241,238**	**$ 249,307**	**$ 257,605**	**$ 266,139**	**$ 274,917**	**$ 283,945**	**$ 2,270,065**
To Investors	$ 7,438	$ 12,750	$ 12,750	$ 12,750	$ 12,750	$ 12,750	$ 12,750	$ 12,750	$ 12,750	$ 162,750	$ 272,188
To $5,000 Investor	$ 248	$ 425	$ 425	$ 425	$ 425	$ 425	$ 425	$ 425	$ 425	$ 5,425	$ 9,073

* This calculation combines the projections for the taproom plus the two properties owned. It doesn't contemplate further acquisitions.

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B, Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.